  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 24, 1997

                                             REGISTRATION NO. 333-28897

                                                              333-28897-01
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                --------------

                             AMENDMENT NO. 1

                                    TO
                                   FORM S-2

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                --------------

   BROAD NATIONAL BANCORPORATION                  BNB CAPITAL TRUST
    (EXACT NAME OF REGISTRANT AS       (EXACT NAME OF REGISTRANT AS SPECIFIED
     SPECIFIED IN ITS CHARTER)                 IN ITS TRUST AGREEMENT)
                                                      DELAWARE
                                           (STATE OR OTHER JURISDICTION OF
             NEW JERSEY                    INCORPORATION OR ORGANIZATION)
  (STATE OR OTHER JURISDICTION OF
   INCORPORATION OR ORGANIZATION)                       6719
                                            (PRIMARY STANDARD INDUSTRIAL
                6021                         CLASSIFICATION CODE NUMBER)
    (PRIMARY STANDARD INDUSTRIAL
    CLASSIFICATION CODE NUMBER)                       REQUESTED
                                        (I.R.S. EMPLOYER IDENTIFICATION NO.)
             22-2395057
  (I.R.S. EMPLOYER IDENTIFICATION
                NO.)

                               905 BROAD STREET
                           NEWARK, NEW JERSEY 07102
                                (201) 624-2300
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANTS' PRINCIPAL EXECUTIVE OFFICES)

                                --------------

                                DONALD M. KARP
                     CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                         BROAD NATIONAL BANCORPORATION
                  905 BROAD STREET, NEWARK, NEW JERSEY 07102
                                (201) 624-2300
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                --------------

                                  COPIES TO:
       RONALD H. JANIS, ESQ.                    JAMES W. ALLEN, ESQ.
    PITNEY, HARDIN, KIPP & SZUCH            STINSON, MAG & FIZZELL, P.C.
           P.O. BOX 1945                         1201 WALNUT STREET,
 MORRISTOWN, NEW JERSEY 07962-1945           KANSAS CITY, MISSOURI 64106
           (201) 966-6300                          (816) 842-8600

                                --------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                --------------

                        CALCULATION OF REGISTRATION FEE
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
                                        AMOUNT         PROPOSED    PROPOSED MAXIMUM   AMOUNT OF
TITLE OF EACH CLASS OF SECURITIES       TO BE       OFFERING PRICE     AGGREGATE     REGISTRATION
        TO BE REGISTERED              REGISTERED     PER UNIT(1)   OFFERING PRICE(1)  FEE(2)(3)
-------------------------------------------------------------------------------------------------
 % Cumulative Trust
 Preferred Securities of
 BNB Capital Trust........         1,150,000 shares     $10.00        $11,500,000     $3,484.85
-------------------------------------------------------------------------------------------------
 % Junior Subordinated
 Debentures of Broad
 National
 Bancorporation(2)........
-------------------------------------------------------------------------------------------------
Guarantee of Broad
 National Bancorporation
 of certain obligations
 under the Cumulative
 Trust Preferred
 Securities(3)............
-------------------------------------------------------------------------------------------------
  Total...................

-------------------------------------------------------------------------------
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(1) Estimated solely for the purpose of calculating the registration fee exclusive of accrued interest and dividends, if any.
(2) The Junior Subordinated Debentures will be purchased by BNB Capital Trust with the proceeds of the sale of the Cumulative Trust Preferred
    Securities. Such securities may later be distributed for no additional consideration to the holders of the Cumulative Trust Preferred Securities upon the dissolution of the Trust and the distribution of its assets.
(3) This Registration Statement is deemed to cover the Guarantee. Pursuant to Rule 457(n) under the Securities Act, no separate registration fee is payable for the Guarantee.

                                --------------

  THE REGISTRANTS HEREBY AMEND THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANTS SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                SUBJECT TO COMPLETION, DATED JUNE 24, 1997

PROSPECTUS

                                   LOGO  BNB
                                  $10,000,000

                               BNB CAPITAL TRUST

                     % CUMULATIVE TRUST PREFERRED SECURITIES
                (LIQUIDATION AMOUNT $10 PER PREFERRED SECURITY)
         FULLY AND UNCONDITIONALLY GUARANTEED, AS DESCRIBED HEREIN, BY

                         BROAD NATIONAL BANCORPORATION

  The % Cumulative Trust Preferred Securities offered hereby (the "Preferred Securities") represent preferred undivided beneficial interests in the assets of BNB Capital Trust, a statutory business trust created under the laws of the State of Delaware (the "Issuer Trust"). Broad National Bancorporation (the "Company") initially will be the holder of all of the beneficial interests represented by common securities of the Issuer Trust (the "Common Securities" and, together with the Preferred Securities offered hereby, the "Trust Securities").

                                                        (Continued on next page)

                                  -----------

  Application will be made to include the Preferred Securities in Nasdaq's National Market under the symbol "BNBCP." See "Risk Factors--Absence of Market."

                                  -----------

  SEE "RISK FACTORS" BEGINNING ON PAGE 12 HEREOF FOR CERTAIN INFORMATION RELEVANT TO AN INVESTMENT IN THE PREFERRED SECURITIES.

                                  -----------

 THE  SECURITIES  OFFERED HEREBY  ARE  NOT DEPOSITS  OR  OTHER OBLIGATIONS  OF
   A BANK AND ARE  NOT INSURED BY THE  FEDERAL DEPOSIT INSURANCE CORPORATION
     OR ANY OTHER INSURER OR GOVERNMENT AGENCY.

                                  -----------

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
  ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                     PRICE TO   UNDERWRITING     PROCEEDS TO
                                     PUBLIC(1)  COMMISSION(2) ISSUER TRUST(3)(4)
--------------------------------------------------------------------------------
Per Preferred Security............    $10.00         (4)            $10.00
--------------------------------------------------------------------------------
Total(5)..........................  $10,000,000      (4)         $10,000,000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) Plus accrued Distributions, if any, from    , 1997.
(2) The Company and the Issuer Trust have each agreed to indemnify the Underwriter against certain liabilities under the Securities Act of 1933. See "Underwriting."

(3) Before deduction of expenses payable by the Company estimated at $265,000.

(4) In view of the fact that the proceeds of the sale of the Preferred Securities will be used to purchase the Junior Subordinated Debentures, the Company has agreed to pay to the Underwriter, as compensation for arranging the investment therein of such proceeds, $.30 per Preferred Security (or $300,000 in the aggregate) and an advisory fee equal to 1% of the gross proceeds of the offering. See "Underwriting."
(5) The Company has granted the Underwriter an option, exercisable within 30 days after the date of this Prospectus, to purchase up to an additional $1,500,000 aggregate liquidation amount of the Preferred Securities on the same terms as set forth above, solely to cover over-allotments, if any. If such over-allotment option is exercised in full, the total Price to Public and Proceeds to Issuer Trust will be $11,500,000 and $11,500,000, respectively. See "Underwriting."

  The Preferred Securities are offered by the Underwriter subject to receipt and acceptance by them, prior sale and the Underwriter's right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the Preferred Securities will be made in book-entry form through the book-entry facilities of The Depository Trust
Company on or about    , 1997 against payment therefor in immediately available
funds.

                                  -----------

                          [LOGO OF RYAN, BECK & CO.]

                                  -----------

                  The date of this Prospectus is June  , 1997

(cover page continued)

The Issuer Trust exists for the sole purpose of issuing the Trust Securities and investing the proceeds thereof in % Junior Subordinated Debentures (the "Junior Subordinated Debentures," and together with the Trust Securities, the "Securities") to be issued by the Company. The Junior Subordinated Debentures
will mature on        , 2027 (the "Stated Maturity"). The Preferred Securities
will have a preference under certain circumstances over the Common Securities with respect to cash distributions and amounts payable on liquidation, redemption or otherwise. See "Description of Preferred Securities-- Subordination of Common Securities."

  The Preferred Securities will be represented by one or more global securities registered in the name of a nominee of The Depository Trust Company, as depositary ("DTC"). Beneficial interests in the global securities will be shown on, and transfer thereof will be effected only through, records maintained by DTC and its participants. Except as described under "Description of Preferred Securities," Preferred Securities in definitive form will not be issued and owners of beneficial interests in the global securities will not be considered holders of the Preferred Securities. Settlement for the Preferred Securities will be made in immediately available funds. The Preferred Securities will trade in DTC's Same-Day Funds Settlement System, and secondary market trading activity for the Preferred Securities therefore will settle in immediately available funds.

  Holders of the Preferred Securities will be entitled to receive preferential
cumulative cash distributions accumulating from        , 1997 and payable
quarterly in arrears on the last day of March, June, September and December of
each year commencing    , 1997, at the annual rate of  % of the Liquidation
Amount of $10 per Preferred Security ("Distributions"). The Company has the right to defer payment of interest on the Junior Subordinated Debentures at any time or from time to time for a period not exceeding 20 consecutive quarterly periods with respect to each deferral period (each, an "Extension Period"), provided that no Extension Period may extend beyond the Stated Maturity of the Junior Subordinated Debentures. No interest shall be due and payable during any Extension Period, except at the end thereof. Upon the termination of any such Extension Period and the payment of all amounts then due, the Company may elect to begin a new Extension Period subject to the requirements set forth herein. If interest payments on the Junior Subordinated Debentures are so deferred, Distributions on the Preferred Securities also will be deferred and the Company will not be permitted, subject to certain exceptions described herein, to declare or pay any cash distributions with respect to the Company's capital stock or with respect to debt securities of the Company that rank pari passu in all respects with or junior to the Junior Subordinated Debentures. During an Extension Period, interest on the Junior Subordinated Debentures will continue to accrue (and the amount of Distributions to which holders of the Preferred Securities are entitled will accumulate) at the rate of % per annum, compounded quarterly, and holders of Preferred Securities will be required to accrue interest income for United States federal income tax purposes. See "Description of Junior Subordinated Debentures--Option to Extend Interest Payment Period" and "Certain Federal Income Tax Consequences--Interest Income and Original Issue Discount."

  The Company has, through the Guarantee, the Trust Agreement, the Junior Subordinated Debentures and the Junior Subordinated Indenture (each as defined herein), taken together, fully, irrevocably and unconditionally guaranteed all the Issuer Trust's obligations under the Preferred Securities as described below. See "Relationship Among the Preferred Securities, the Junior Subordinated Debentures and the Guarantee--Full and Unconditional Guarantee." The Guarantee of the Company guarantees the payment of Distributions and payments on liquidation or redemption of the Preferred Securities, but only in each case to the extent of funds held by the Issuer Trust, as described herein (the "Guarantee"). See "Description of Guarantee." If the Company does not make payments on the Junior Subordinated Debentures held by the Issuer Trust, the Issuer Trust may have insufficient funds to pay Distributions on the Preferred Securities. The Guarantee does not cover payment of Distributions when the Issuer Trust does not have sufficient funds to pay such Distributions. In such event, a holder of Preferred Securities may institute a legal proceeding directly against the Company to enforce payment of such Distributions to such holder. See "Description of Junior Subordinated Debentures--Enforcement of Certain Rights by Holders of Preferred Securities." The obligations of the Company under the Guarantee and the Preferred Securities are subordinate and junior in right of payment to all Senior Indebtedness (as defined in "Description of Junior Subordinated Debentures--Subordination") of the Company.

  The Preferred Securities are subject to mandatory redemption (i) in whole, but not in part, upon repayment of the Junior Subordinated Debentures at Stated Maturity or, at the option of the Company, their earlier redemption in whole upon the occurrence of a Tax Event, an Investment Company Event or a Capital Treatment Event (each as defined herein) and (ii) in whole or in part
at any time on or after      , 2002 contemporaneously with the optional
redemption by the Company of the Junior Subordinated Debentures in whole or in part. The Junior Subordinated Debentures are redeemable prior to maturity at
the option of the Company (i) on or after      , 2002, in whole at any time or
in part from time to time, or (ii) in whole, but not in part, at any time within 90 days following the occurrence and continuation of a Tax Event, Investment Company Event or Capital Treatment Event, in each case at a redemption price set forth herein, which includes the accrued and unpaid interest on the Junior Subordinated Debentures so redeemed to the date fixed for redemption. The ability of the Company to exercise its rights to redeem the Junior Subordinated Debentures or to cause the redemption of the Preferred Securities prior to the Stated Maturity may be subject to prior regulatory approval by the Board of Governors of the Federal Reserve System (the "Federal Reserve"), if then required under applicable Federal Reserve capital guidelines or policies. See "Description of Junior Subordinated Debentures-- Redemption" and "Description of Preferred Securities--Liquidation Distribution Upon Dissolution."

  The holders of the outstanding Common Securities have the right at any time to dissolve the Issuer Trust and, after satisfaction of liabilities to creditors of the Issuer Trust as provided by applicable law, to cause the Junior Subordinated Debentures to be distributed to the holders of the Preferred Securities and Common Securities in liquidation of the Issuer Trust. The ability of the Company, as holder of the Common Securities, to dissolve the Issuer Trust may be subject to prior regulatory approval of the Federal Reserve, if then required under applicable Federal Reserve capital guidelines or policies. See "Description of Preferred Securities--Liquidation Distribution Upon Dissolution."

  In the event of the dissolution of the Issuer Trust, after satisfaction of liabilities to creditors of the Issuer Trust as provided by applicable law, the holders of the Preferred Securities will be entitled to receive a Liquidation Amount of $10 per Preferred Security plus accumulated and unpaid Distributions thereon to the date of payment, subject to certain exceptions, which may be in the form of a distribution of such amount in Junior Subordinated Debentures. See "Description of Preferred Securities--Liquidation Distribution Upon Dissolution."

  The Junior Subordinated Debentures are unsecured and subordinated to all Senior Indebtedness of the Company. See "Description of Junior Subordinated Debentures--Subordination."

  Prospective purchasers must carefully consider the information set forth in "Certain ERISA Considerations."

  THE JUNIOR SUBORDINATED DEBENTURES ARE DIRECT AND UNSECURED OBLIGATIONS OF THE COMPANY, DO NOT EVIDENCE DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER INSURER OR GOVERNMENT AGENCY.

                                     [MAP]




  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE PREFERRED SECURITIES OFFERED HEREBY, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS, PENALTY BIDS AND PASSIVE MARKET MAKING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                                    SUMMARY

  The following summary is qualified in its entirety by the more detailed information and consolidated financial statements and notes thereto appearing elsewhere in this Prospectus on the reports being delivered with this Prospectus. Unless otherwise indicated, all information in this Prospectus is based on the assumption that the Underwriter (as defined herein) will not exercise its over-allotment option.

                         BROAD NATIONAL BANCORPORATION

  The Company is a bank holding company registered under the Bank Holding Company Act of 1956, as amended. As of March 31, 1997, the Company had total consolidated assets of $531.6 million, total deposits of $481.9 million and total shareholders' equity of $38.9 million. The Company was incorporated under the laws of the State of New Jersey on April 7, 1981, and commenced business on February 1, 1983 when it acquired all of the issued and outstanding capital stock of Broad National Bank, a national banking association (the "Bank") pursuant to a corporate reorganization involving an exchange of shares. The Company's activities currently are limited to ownership of the outstanding capital stock of the Bank and to performing certain services for the Bank. As a bank holding company, the Company is subject to the supervision of the Federal Reserve.

  The Company's executive offices are located at 905 Broad Street, Newark, New Jersey, 07102, and its telephone number is (201) 624-2300.

  The Bank is a national banking association organized in 1925 under the laws of the United States, with 14 full service branches and one electronic branch facility serving the New Jersey counties of Essex, Union, Bergen, Hudson and Middlesex. The Bank's deposits are insured by the Bank Insurance Fund, which is administered by the Federal Deposit Insurance Corporation ("FDIC"), to the maximum extent provided by law.

  The Bank is a full service commercial bank which offers a broad range of commercial and retail banking services, including demand, savings and time accounts, commercial loans, commercial and residential mortgages and consumer loans. The Bank also has an investment portfolio primarily consisting of mortgage-backed securities and U.S. Treasury and Federal government agency obligations.

  The Bank focuses its lending activities on the commercial sector, with commercial loans and commercial mortgages comprising the largest components of the total loan portfolio. The Bank is seeking to increase its residential mortgage and consumer loan portfolios, and in this regard it has expanded its residential mortgage product line and is conducting promotional programs aimed at increasing its consumer loan portfolio. Most recently, the Bank's deposit growth has been generated from time deposits obtained primarily through new or expanded relationships with governmental units in the markets it serves. The Bank is focusing its efforts on attracting non-interest bearing demand accounts and lower costing interest-bearing demand accounts which generally represent a more stable source of funds than higher rate time accounts. To achieve this the Bank is pursuing programs to bring a higher level of service to its customers through greater automation and improved work processes, and is seeking to offer more attractive deposit product options at competitive rates.

  Operating characteristics of the Company in recent years include the following:

  . CAPITAL ADEQUACY. The Company and the Bank exceed all applicable minimum regulatory capital requirements, and meet the regulatory requirements for classification as well-capitalized institutions. At March 31, 1997, the Company had Tier 1 risk-based, total risk-based and Tier 1 leverage capital ratios of 11.41%, 12.68%, and 7.06%, respectively, as compared to the minimum requirements of 4.0%, 8.0% and 4.0%, respectively, and the well capitalized requirements of 6.0%, 10.0% and 5.0%, respectively. At March 31, 1997, the Bank had Tier 1 risk-based, total risk-based and Tier 1 leverage capital ratios of 11.23%, 12.50% and 6.95%, respectively.

  . PROFITABILITY. The Company had net income of $1,661,000 and $1,037,000 for the three months ended March 31, 1997 and 1996, respectively. The annualized returns on average assets were 1.24% and 0.89% for the three months ended March 31, 1997 and 1996, respectively. The annualized returns on average shareholders' equity were 17.17% and 11.91% for the three months ended March 31, 1997 and 1996, respectively. Net income was $5.3 million, $4.4 million, and $4.7 million for the years ended December 31, 1996, 1995 and 1994, respectively. Return on average assets was 1.05%, 0.97%, and 1.04%, for the years ended December 31, 1996, 1995, and 1994, respectively. The returns on average shareholders' equity were 14.58%, 13.52% and 16.16% for the years ended December 31, 1996, 1995 and 1994, respectively.

  . ASSET QUALITY. The Company seeks to maintain asset quality and manage credit risk. The Company's non-performing assets decreased from $14.5 million or 2.72% of total assets at December 31, 1996 to $12.8 million or 2.41% of total assets at March 31, 1997. These levels of non-performing assets compare favorably to those reported at December 31, 1995 when non-performing assets totaled $16.1 million, or 3.34% of total assets. The allowance for possible loan losses as a percentage of non-performing loans increased to 111.06% at March 31, 1997 from 87.65% at December 31, 1996. At December 31, 1995, the allowance for possible loan losses as a percentage of non-performing loans was 72.47%.

  . DEPOSIT COMPOSITION. Significant levels of transaction and savings accounts provide the Company with a relatively stable, low-cost source of funds. As of March 31, 1997, non-interest bearing demand, interest-bearing demand and savings accounts in the aggregate accounted for 64.4% of total deposits. Excluding the beneficial effect to the Company of non-interest bearing demand deposits, the average rate paid on interest-bearing deposits was 3.60% for the first three months of 1997.

  . RE-ENGINEERING PROJECT. During 1996, the Bank launched a re-engineering initiative designed to leverage technology, empower employees, improve work processes and bring a higher level of service to customers. The Company believes that this program has been instrumental in further improving operating efficiency by increasing non-interest income and controlling non-interest expenses. Non-interest income for 1996 improved by 46% over the prior year period, while non-interest expenses increased by 1.6%. The growth rate for non-interest income for 1996 is not expected to be attained in 1997. The Company's efficiency ratio was 58.41% for the three months ended March 31, 1997, 66.28% for the year ended December 31, 1996 and 70.48% for the year ended December 31, 1995.

  . CAPITAL TRANSACTIONS. During 1996, the Company called for redemption all outstanding shares of its 1985 and 1992 classes of convertible preferred stock. A total of 99.3%, or 575,730 shares, of outstanding convertible preferred stock were converted to common stock in lieu of the redemption. As of December 31, 1996 the Company had no preferred stock outstanding. Separately, the Company announced in November 1996 a 100,000 share common stock repurchase program. As of April 23, 1997, a total of 92,500 shares have been repurchased at an aggregate cost of $1.393 million. On June 24, 1997, the Company announced that the board of directors had authorized management to use up to $4,000,000 for share repurchases from time to time in the open market.

                               BNB CAPITAL TRUST

  The Issuer Trust is a statutory business trust formed under Delaware law pursuant to (i) a trust agreement, dated as of June 9, 1997, executed by the Company, as Depositor, Bankers Trust Company, as Property Trustee, and Bankers Trust (Delaware), as Delaware Trustee, and (ii) the filing of a Certificate of Trust with the Delaware Secretary of State on June 9, 1997. Such initial trust agreement will be amended and restated in its entirety (as so amended and restated, the "Trust Agreement"), as of the date the Preferred Securities are initially issued. Two individuals will be selected by the holder of the Common Securities to act as administrators with respect to the Issuer Trust (the "Administrators"). The Company, while holder of the Common Securities, intends to select two individuals who are employees or officers of or affiliated with the Company to serve as Administrators. The Issuer Trust's business and affairs are conducted by its Property Trustee, Delaware Trustee, and two

Administrators. The Issuer Trust exists for the exclusive purposes of (i) issuing and selling the Preferred Securities and Common Securities, (ii) using the proceeds from the sale of Preferred Securities and Common Securities to acquire the Junior Subordinated Debentures issued by the Company and (iii) engaging in only those other activities necessary, advisable or incidental thereto (such as registering the transfer of the Preferred Securities). Accordingly, the Junior Subordinated Debentures will be the sole assets of the Issuer Trust and payments under the Junior Subordinated Debentures will be the sole revenue of the Issuer Trust. All of the Common Securities will be owned by the Company. The Common Securities will rank pari passu, and payments will be made thereon pro rata, with the Preferred Securities, except that upon the occurrence and during the continuance of an Event of Default under the Trust Agreement resulting from an Event of Default under the Indenture, the rights of the Company as holder of the Common Securities to payment in respect of Distributions and payments upon liquidation, redemption or otherwise will be subordinated to the rights of the holders of the Preferred Securities. The Company will acquire Common Securities representing an aggregate liquidation amount equal to 3% of the total capital of the Issuer Trust. The Issuer Trust has a term of 31 years, but may terminate earlier as provided in the Trust Agreement. The principal executive office of the Issuer Trust is 905 Broad Street, Newark, New Jersey 07102 and its telephone number is (201) 624-2300.

                                  THE OFFERING

Securities Offered..............  The    % Cumulative Trust Preferred
                                  Securities represent preferred undivided beneficial interests in the Issuer Trust's assets, which will consist solely of the Junior Subordinated Debentures. The Issuer
                                  Trust has granted the Underwriter an option, exercisable within 30 days after the date of this Prospectus, to purchase up to an additional 150,000 Preferred Securities at the offering price, solely to cover over-allotments, if any. See "Underwriting."

Offering Price..................  $10 per Preferred Security (Liquidation
                                  Amount $10), plus accumulated Distributions,
                                  if any, from        , 1997.

Distributions...................
                                  The distributions payable on each Preferred
                                  Security will be fixed at a rate per annum of
                                   % of the stated liquidation amount per
                                  Preferred Security, will be cumulative, will
                                  accrue from       , 1997, the date of
                                  issuance of the Preferred Securities, and
                                  will be payable quarterly in arrears on the
                                  last day of March, June, September and
                                  December of each year, commencing          ,
                                  1997. See "Description of Preferred
                                  Securities--Distributions."

Junior Subordinated               The Issuer Trust will invest the proceeds
 Debentures.....................  from the issuance of the Preferred Securities and Common Securities in an equivalent amount
                                  of  % Junior Subordinated Debentures of the
                                  Company. The Junior Subordinated Debentures
                                  will mature on       , 2027. The Junior
                                  Subordinated Debentures will rank subordinate and junior in right of payment to all Senior
                                  Indebtedness of the Company. In addition, the Company's obligations under the Junior
                                  Subordinated Debentures will be structurally subordinated to all existing and future liabilities and obligations of its subsidiaries.

Guarantee.......................  Under the terms of the Guarantee, the Company has guaranteed the payment of Distributions and payments on liquidation or redemption of the Preferred Securities, but only in each case to the extent of funds held by the Issuer Trust described herein. The Company and the Issuer Trust believe that the obligations of the Company under the Guarantee, the Trust Agreement, the Junior Subordinated Debentures and the Junior Subordinated Indenture taken together, fully, irrevocably and unconditionally guarantee all of the Issuer Trust's obligations relating to the Preferred Securities. The obligations of the Company under the Guarantee and the Preferred Securities are subordinated and junior in right of payment to all Senior Indebtedness. See "Description of Guarantee."

Right to Defer Interest           The Company has the right, at any time, to
 Payments.......................  defer payments of interest on the Junior
                                  Subordinated Debentures for a period not exceeding 20 consecutive quarters; provided that no Extension Period may extend beyond the Stated Maturity of the Junior
                                  Subordinated Debentures. As a consequence of the Company's extension of the interest payment period, quarterly Distributions on the Preferred Securities will be deferred
                                  (though such Distribution would continue to accrue with interest thereon compounded quarterly, since interest will continue to accrue and compound on the Junior
                                  Subordinated Debentures during any such
                                  Extension Period). During an Extension
                                  Period, the Company will be prohibited,
                                  subject to certain exceptions described
                                  herein, from declaring or paying any cash distributions with respect to its capital stock or debt securities that rank pari passu with or junior to the Junior Subordinated
                                  Debentures. Upon the termination of any
                                  Extension Period and the payment of all
                                  amounts then due, the Company may commence a new Extension Period, subject to the foregoing requirements. See "Description of
                                  Junior Subordinated Debentures--Option to
                                  Extend Interest Payment Period."

                                  Should an Extension Period occur, Preferred
                                  Security holders will continue to include interest income (and de minimis original issue discount, if any) for United States income tax purposes. See "Certain Federal Income Tax Consequences--Interest Income and Original Issue Discount."

Redemption......................  The Preferred Securities are subject to mandatory redemption (i) in whole, but not in part, at the Stated Maturity upon repayment of the Junior Subordinated Debentures, (ii) in whole, but not in part, contemporaneously with the optional redemption at any time by the Company of the Junior Subordinated Debentures upon the occurrence and continuation of a Tax Event, Investment Company Event or

                                  Capital Treatment Event and (iii) in whole or
                                  in part at any time on or after       , 2002,
                                  contemporaneously with the optional
                                  redemption by the Company of the Junior
                                  Subordinated Debentures in whole or in part, in each case at the applicable Redemption Price. See "Description of Preferred Securities--Redemption."

Liquidation of the Issuer         The Company, as holder of the Common
 Trust..........................  Securities, has the right at any time to dissolve the Issuer Trust and cause the
                                  Junior Subordinated Debentures to be
                                  distributed to holders of Preferred
                                  Securities in liquidation of the Issuer
                                  Trust, subject to the Company having received prior approval of the Federal Reserve to do so, if then required under applicable capital guidelines or policies of the Federal
                                  Reserve. See "Description of Preferred
                                  Securities--Liquidation Distribution Upon
                                  Dissolution."

Voting Rights...................  Generally, the holders of the Preferred
                                  Securities will not have any voting rights.
                                  See "Description of Preferred Securities--
                                  Voting Rights" and "Risk Factors--Limited
                                  Voting Rights."

Use of Proceeds.................  The net proceeds from the sale of the
                                  Preferred Securities offered hereby will be
                                  used by the Issuer Trust to purchase the
                                  Junior Subordinated Debentures issued by the
                                  Company. The net proceeds to the Company from the sale of the Junior Subordinated Debentures are estimated to be approximately
                                  $    million ($    million if the
                                  Underwriter's over-allotment option is
                                  exercised in full). A portion of the net proceeds to be received by the Company from the sale of the Junior Subordinated Debentures may be used to make capital contributions through investments in or advances to the Bank. The remainder of the proceeds will be retained by the Company and may be used to repurchase the Company's common stock and for other general corporate purposes as well as to meet debt service obligations of the Company pursuant to the Junior Subordinated Debentures. Pending such use, the net proceeds may be temporarily invested in short-term obligations. The precise amounts and timing of the application of proceeds will depend upon the funding requirements of the Company and its subsidiaries and the availability of other funds. See "Use of Proceeds."

Capital Treatment...............  The Trust Securities will qualify as Tier 1 capital of the Company, subject to the 25%
                                  Capital Limitation (as defined herein), under the risk-based capital guidelines of the Federal Reserve. See "Use of Proceeds."

ERISA Considerations............  Prospective purchasers should consider the information set forth under "Certain ERISA
                                  Considerations."

Nasdaq National Market Symbol...
                                  Application has been made to have the
                                  Preferred Securities approved for quotation on the Nasdaq National Market under the symbol "BNBCP."

                                  RISK FACTORS

  Prospective investors should carefully consider the matters set forth under "Risk Factors," beginning on page 12.

                      SELECTED CONSOLIDATED FINANCIAL DATA

  The table below sets forth the selected historical financial information for the Company at or for each of the years in the five-year period ended December 31, 1996 and the three-month periods ended March 31, 1997 and 1996. Such information has been derived from, and should be read in conjunction with, the consolidated financial statements of the Company, including the respective notes thereto, and management's discussion and analysis of financial condition and results of operations contained in the Company's Annual Report on Form 10-K for the year ended December 31, 1996 and Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, which are incorporated by reference in this Prospectus. See "Incorporation of Certain Documents by Reference." The selected historical financial information for the three-month periods ended March 31, 1997 and 1996 reflect, in the opinion of the management of the Company, all adjustments (comprising only normal recurring accruals) necessary for a fair presentation of the consolidated operating results and financial position of the Company for such interim periods. Results for the three-month period ended March 31, 1997 are not necessarily indicative of the results to be expected for the full year or any other period.

                         AT OR FOR THE THREE
                            MONTHS ENDED              AT OR FOR THE YEARS ENDED
                              MARCH 31,                      DECEMBER 31,
                         ------------------- --------------------------------------------
                           1997      1996      1996     1995     1994     1993     1992
                         --------- --------- -------- -------- -------- -------- --------
                                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
SELECTED CONSOLIDATED
 STATEMENTS OF
 CONDITION INFORMATION
Total assets............ $ 531,634 $ 471,405 $533,615 $481,185 $428,630 $438,532 $405,634
Loans, gross............   291,664   273,598  287,364  267,419  267,422  265,920  256,293
Investment securities...   167,389   135,744  159,214  116,212  110,933  102,165   99,654
Total deposits..........   481,885   427,386  485,073  429,681  391,466  406,066  378,699
Short-term borrowings
 and long-term debt.....     1,000     1,272    1,000      782      177      342    3,660
Shareholders' equity....    38,894    34,802   38,358   34,529   30,266   27,421   18,975
CONSOLIDATED STATEMENTS
 OF INCOME INFORMATION
Interest Income......... $   9,682 $   8,104 $ 35,162 $ 33,398 $ 29,795 $ 28,313 $ 30,441
Interest Expense........     3,521     2,613   11,818   10,082    7,464    8,082   11,817
Net interest income.....     6,161     5,491   23,344   23,316   22,331   20,231   18,624
Provision for possible
 loan losses............       450       225    1,350      720      450      900    2,435
Net interest income
 after provision for
 possible loan losses...     5,711     5,266   21,994   22,596   21,881   19,331   16,189
Non-interest income.....     1,893     1,072    6,556    4,491    3,649    4,023    4,405
Non-interest expense....     4,690     4,700   19,849   19,536   20,073   19,813   17,590
Income before income
 taxes and
 cumulative effect of a
 change in
 accounting principle...     2,914     1,638    8,701    7,551    5,457    3,541    3,004
Provision for income
 taxes..................     1,253       601    3,428    3,131      768    1,491    1,311
Net income before
 cumulative effect of a
 change in accounting
 principle..............     1,661     1,037    5,273    4,420    4,689    2,050    1,693
Cumulative effect of a
 change in
 accounting principle...       --        --       --       --       --     1,086      --
Net income..............     1,661     1,037    5,273    4,420    4,689    3,136    1,693

                          AT OR FOR THE THREE
                              MONTHS ENDED         AT OR FOR THE YEARS ENDED
                               MARCH 31,                  DECEMBER 31,
                          ---------------------  ----------------------------------
                             1997       1996      1996   1995   1994   1993   1992
                          ----------  ---------  ------  -----  -----  -----  -----
                           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net income per common
 share
 Primary
 Before cumulative
  effect of a change in
  accounting principle..  $     0.35  $    0.24  $ 1.13  $1.16  $1.29  $0.45  $0.52
 Cumulative effect of a
  change in accounting
  principle.............         --         --      --     --     --    0.35    --
                          ----------  ---------  ------  -----  -----  -----  -----
Primary earnings per
 common share...........  $     0.35  $    0.24  $ 1.13  $1.16  $1.29  $0.80  $0.52
                          ----------  ---------  ------  -----  -----  -----  -----
 Fully diluted
 Before cumulative
  effect of a change in
  accounting principle..  $     0.34  $    0.22  $ 1.10  $0.93  $1.00  $0.46  $0.52
 Cumulative effect of a
  change in accounting
  principle.............         --         --      --     --     --    0.24    --
                          ----------  ---------  ------  -----  -----  -----  -----
Fully diluted earnings
 per common share.......  $     0.34  $    0.22  $ 1.10  $0.93  $1.00  $0.70  $0.52
                          ----------  ---------  ------  -----  -----  -----  -----
Cash dividends per
 common share...........        0.10       0.07    0.28   0.17   0.16    --     --
Book value per common
 share..................        8.37       7.45    8.21   7.40   7.15   6.26   5.89
Dividend payout ratio...       28.00%     32.02%  24.54% 26.58% 24.05% 31.17%    --%
Weighted average number
 of common shares
 outstanding
 (in thousands):
 Primary................       4,813      4,326   4,650  3,302  3,168  3,121  3,093
 Assuming full
  dilution..............       4,851      4,758   4,791  4,735  4,676  4,553  3,216
FINANCIAL RATIOS
Return on average
 assets(1)..............        1.24%      0.89%   1.05%  0.97%  1.04%  0.48%  0.39%
Return on average
 shareholders'
 equity(1)..............       17.17      11.91   14.58  13.52  16.16   7.83   9.27
Average equity to
 average assets.........        7.23       7.48    7.20   7.14   6.44   6.12   4.24
Net interest margin(1)..        4.95       5.14    5.05   5.59   5.41   5.12   4.68
Net interest spread(1)..        4.18       4.41    4.33   4.88   4.92   4.55   4.05
ASSET QUALITY RATIOS
Non-performing loans as
 a % of gross loans(2)..        2.75%      4.78%   3.39%  3.82%  3.63%  7.72%  7.57%
Non-performing loans as
 a % of total
 assets(2)..............        1.51       2.77    1.82   2.12   2.26   4.68   4.79
Allowance for possible
 loan losses as a % of
 gross loans............        3.05       2.72    2.97   2.77   2.84   4.23   4.94
Allowance for possible
 loan losses as a % of
 non-
 performing loans(2)....      111.06      57.05   87.65  72.47  78.32  54.81  65.21
Net chargeoffs as a % of
 average gross
 loans(1)...............        0.10       0.28    0.08   0.35   1.56   0.90   0.67
Non-performing assets as
 a % of loans and
 OREO(3)................        4.38       6.58    5.03   6.00   5.81  10.03  10.98
CAPITAL RATIOS
Leverage capital........        7.06%      7.33%   6.92%  7.17%  7.00%  6.23%  4.34%
Tier 1 capital to total
 risk-weighted assets...       11.41      10.79   11.17  10.58   9.96   9.16   6.55
Total capital to total
 risk-weighted assets...       12.68      12.05   12.44  11.85  11.22  10.45   7.84
RATIO OF EARNINGS TO
 FIXED CHARGES(4)
Including interest on
 deposits...............        1.83       1.63    1.74   1.71   1.68   1.30   1.25
Excluding interest on
 deposits...............      243.83      92.00  151.02  11.08   9.76   1.90   4.62

-------
(1) Interim ratios for the three-month periods ended March 31, 1997 and 1996 have been annualized for purposes of comparability with full year periods.
(2) Non-performing loans include nonaccrual loans and loans past due 90 days and still accruing.
(3) Non-performing assets include non-performing loans, restructured loans and other real estate owned (OREO).
(4) The ratio of earnings to fixed charges is computed by dividing the sum of income before taxes, fixed charges and preferred stock dividends by the sum of fixed charges and preferred stock dividends. Fixed charges represent interest expense (inclusive or exclusive of interest on deposits as indicated).

                                 RISK FACTORS

  In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the Preferred Securities offered by this Prospectus. An investment in the Preferred Securities involves a high degree of risk. Certain statements in this Prospectus and documents incorporated herein by reference are forward-looking and are identified by the use of forward-looking words or phrases such as "intended," "will be positioned," "expects," is or are "expected," "anticipates," and "anticipated." These forward-looking statements are based on the Company's current expectations. To the extent any of the statements contained in this Prospectus constitutes a "forward-looking statement" as defined in Section 27A(i)(1) of the Securities Act of 1933, the risk factors set forth below are cautionary statements identifying important factors that could cause actual results to differ materially from those in the forward-looking statement.

RISK FACTORS RELATING TO THE OFFERING

PREFERRED SECURITIES RANK JUNIOR TO UNLIMITED SENIOR INDEBTEDNESS

  The obligations of the Company under the Guarantee issued by the Company for the benefit of the holders of Preferred Securities and under the Junior Subordinated Debentures are subordinate and junior in right of payment to all Senior Indebtedness. None of the Junior Subordinated Indenture, the Guarantee or the Trust Agreement places any limitation on the amount of secured or unsecured debt, including Senior Indebtedness, that may be incurred by the Company. See "Description of Guarantee--Status of the Guarantee" and "Description of Junior Subordinated Debentures--Subordination."

  The ability of the Issuer Trust to pay amounts due on the Preferred Securities is solely dependent upon the Company's making payments on the Junior Subordinated Debentures as and when required.

OPTION TO EXTEND INTEREST PAYMENT PERIOD; TAX CONSEQUENCES

  So long as no Event of Default (as defined in the Junior Subordinated Indenture) has occurred and is continuing with respect to the Junior Subordinated Debentures (a "Debenture Event of Default"), the Company has the right under the Junior Subordinated Indenture to defer the payment of interest on the Junior Subordinated Debentures at any time or from time to time for a period not exceeding 20 consecutive quarterly periods with respect to each Extension Period, provided that no Extension Period may extend beyond the Stated Maturity of the Junior Subordinated Debentures. See "Description of Junior Subordinated Debentures--Debenture Events of Default." As a consequence of any such deferral, quarterly Distributions on the Preferred Securities by the Issuer Trust will be deferred during any such Extension Period. Distributions to which holders of the Preferred Securities are entitled will accumulate additional Distributions thereon during any Extension Period at the
rate of    % per annum, compounded quarterly from the relevant payment date for such Distributions, computed on the basis of a 360-day year of twelve 30-day months and the actual days elapsed in a partial month in such period. Additional Distributions payable for each full Distribution period will be computed by dividing the rate per annum by four. The term "Distribution" as used herein shall include any such additional Distributions. During any such Extension Period, the Company may not (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of the Company's capital stock or (ii) make any payment of principal of or interest or premium, if any, on or repay, repurchase or redeem any debt securities of the Company that rank pari passu in all respects with or junior in interest to the Junior Subordinated Debentures (other than
(a) repurchases, redemptions or other acquisitions of shares of capital stock of the Company in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of any one or more employees, officers, directors or consultants, in connection with a dividend reinvestment or shareholder stock purchase plan or in connection with the issuance of capital stock of the Company (or securities convertible into or exercisable for such capital stock) as consideration in an acquisition transaction entered into prior to the applicable Extension Period, (b) as a result of an exchange or conversion of any class or series of the Company's capital stock (or any capital stock of a subsidiary of the Company) for any class or series of the Company's capital stock or of any class or series of the Company's indebtedness for any class or series of the Company's capital stock, (c) the purchase of fractional interests in shares of the Company's capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged, (d) any declaration of a dividend in connection with any shareholders' rights plan, or the issuance of rights, stock or other property under any shareholders' rights plan, or the redemption or repurchase of rights pursuant thereto, or (e) any dividend in the form of stock, warrants, options or other rights where the dividend stock or the stock issuable upon exercise of such warrants, options or other rights is the same stock as that on which the dividend is being paid or ranks pari passu with or junior to such stock). Prior to the termination of any such Extension Period, the Company may further defer the payment of interest, provided that no Extension Period may exceed 20 consecutive quarterly periods or extend beyond the Stated Maturity of the Junior Subordinated Debentures. Upon the termination of any Extension Period and the payment of all interest then accrued and unpaid (together with
interest thereon at the annual rate of    %, compounded quarterly, to the
extent permitted by applicable law), the Company may elect to begin a new Extension Period subject to the above conditions. No interest shall be due and payable during an Extension Period, except at the end thereof. The Company must give the Issuer Trustees notice of its election to begin an Extension Period at least one Business Day prior to the earlier of (i) the date the Distributions on the Preferred Securities would have been payable but for the election to begin such Extension Period and (ii) the date the Property Trustee is required to give notice to holders of the Preferred Securities of the record date or the date such Distributions are payable, but in any event not less than one Business Day prior to such record date. The Property Trustee will give notice of the Company's election to begin a new Extension Period to the holders of the Preferred Securities. Subject to the foregoing, there is no limitation on the number of times that the Company may elect to begin an Extension Period. See "Description of Preferred Securities--Distributions" and "Description of Junior Subordinated Debentures--Option to Extend Interest Payment Period."

  Should an Extension Period occur, a holder of Preferred Securities will continue to accrue income (in the form of original issue discount ("OID")) for United States federal income tax purposes in respect of its pro rata share of the Junior Subordinated Debentures held by the Issuer Trust, which will include a holder's pro rata share of both the stated interest and de minimis OID, if any, on the Junior Subordinated Debentures. As a result, a holder of Preferred Securities will include such OID in gross income for United States federal income tax purposes in advance of the receipt of cash, and will not receive the cash related to such income from the Issuer Trust if the holder disposes of the Preferred Securities prior to the record date for the payment of Distributions. See "Certain Federal Income Tax Consequences--Interest Income and Original Issue Discount" and "--Sales of Preferred Securities."

  The Company has no current intention of exercising its right to defer payments of interest by extending the interest payment period on the Junior Subordinated Debentures. However, should the Company elect to exercise such right in the future, the market price of the Preferred Securities is likely to be affected. A holder that disposes of his, her or its Preferred Securities during an Extension Period, therefore, might not receive the same return on his, her or its investment as a holder that continues to hold its Preferred Securities. In addition, as a result of the existence of the Company's right to defer interest payments, the market price of the Preferred Securities (which represent preferred undivided beneficial interests in the assets of the Issuer Trust) may be more volatile than the market prices of other securities on which original issue discount or interest accrues that are not subject to such deferrals.

TAX EVENT, INVESTMENT COMPANY EVENT OR CAPITAL TREATMENT EVENT REDEMPTION

  Upon the occurrence and during the continuation of a Tax Event, Investment Company Event or Capital Treatment Event, the Company has the right to redeem the Junior Subordinated Debentures in whole, but not in part, at any time within 90 days following the occurrence of such Tax Event, Investment Company Event or Capital Treatment Event and thereby cause a mandatory redemption of the Preferred Securities. Any such redemption shall be at a price equal to the liquidation amount of the Preferred Securities, together with accumulated Distributions to but excluding the date fixed for redemption. The ability of the Company to exercise its rights to redeem the Junior Subordinated Debentures prior to the Stated Maturity may be subject to prior regulatory approval by the Federal Reserve, if then required under applicable Federal Reserve capital guidelines or policies. See "Description of Junior Subordinated Debentures--Redemption" and "Description of Preferred Securities--Liquidation Distribution Upon Dissolution."

  A "Tax Event" means the receipt by the Issuer Trust of an opinion of counsel to the Company experienced in such matters to the effect that, as a result of any amendment to, or change (including any announced prospective change) in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein, or as a result of any official or administrative pronouncement or action or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or which pronouncement or decision is announced on or after the date of issuance of the Preferred Securities, there is more than an insubstantial risk that (i) the Issuer Trust is, or will be within 90 days of the delivery of such opinion, subject to United States federal income tax with respect to income received or accrued on the Junior Subordinated Debentures,
(ii) interest payable by the Company on the Junior Subordinated Debentures is not, or within 90 days of the delivery of such opinion will not be, deductible by the Company, in whole or in part, for United States federal income tax purposes or (iii) the Issuer Trust is, or will be within 90 days of the delivery of the opinion, subject to more than a de minimis amount of other taxes, duties or other governmental charges.

  See "--Possible Tax Law Changes Affecting the Preferred Securities" for a discussion of certain legislative proposals that, if adopted, could give rise to a Tax Event, which may permit the Company to cause a redemption of the
Preferred Securities prior to    , 2002.

  "Investment Company Event" means the receipt by the Issuer Trust of an opinion of counsel to the Company experienced in such matters to the effect that, as a result of the occurrence of a change in law or regulation or a written change (including any announced prospective change) in interpretation or application of law or regulation by any legislative body, court, governmental agency or regulatory authority, there is more than an insubstantial risk that the Issuer Trust is or will be considered an "investment company" that is required to be registered under the Investment Company Act of 1940, as amended (the "Investment Company Act"), which change or prospective change becomes effective or would become effective, as the case may be, on or after the date of the issuance of the Preferred Securities.

  A "Capital Treatment Event" means the reasonable determination by the Company that, as a result of the occurrence of any amendment to, or change (including any announced prospective change) in, the laws (or any rules or regulations thereunder) of the United States or any political subdivision thereof or therein, or as a result of any official or administrative pronouncement or action or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or such pronouncement, action or decision is announced on or after the date of issuance of the Preferred Securities, there is more than an insubstantial risk that the Company will not be entitled to treat an amount equal to the Liquidation Amount of the Preferred Securities as "Tier 1 Capital" (or the then equivalent thereof) except as otherwise restricted under the 25% Capital Limitation (as defined herein), for purposes of the risk-based capital adequacy guidelines of the Federal Reserve, as then in effect and applicable to the Company.

EXCHANGE OF PREFERRED SECURITIES FOR JUNIOR SUBORDINATED DEBENTURES

  The holders of all the outstanding Common Securities have the right at any time to dissolve the Issuer Trust and, after satisfaction of liabilities to creditors of the Issuer Trust as provided by applicable law, cause the Junior Subordinated Debentures to be distributed to the holders of the Preferred Securities and Common Securities in liquidation of the Issuer Trust. The ability of the Company, as holder of the Common Securities, to dissolve the Issuer Trust may be subject to prior regulatory approval of the Federal Reserve, if then required under applicable Federal Reserve capital guidelines or policies. See "Description of Preferred Securities--Liquidation Distribution Upon Dissolution."

  Under current United States federal income tax law and interpretations and assuming, as expected, that the Issuer Trust will not be taxable as a corporation, a distribution of the Junior Subordinated Debentures upon a liquidation of the Issuer Trust will not be a taxable event to holders of the Preferred Securities. However, if a

Tax Event were to occur that would cause the Issuer Trust to be subject to United States federal income tax with respect to income received or accrued on the Junior Subordinated Debentures, a distribution of the Junior Subordinated Debentures by the Issuer Trust would be a taxable event to the Issuer Trust and the holders of the Preferred Securities. See "Certain Federal Income Tax Consequences--Distribution of Junior Subordinated Debentures to Securityholders."

RIGHTS UNDER THE GUARANTEE

  The Guarantee guarantees to the holders of the Preferred Securities the following payments, to the extent not paid by or on behalf of the Issuer
Trust: (i) any accumulated and unpaid Distributions required to be paid on the Preferred Securities, to the extent that the Issuer Trust has funds on hand available therefor at the payment date, (ii) the Redemption Price with respect to any Preferred Securities called for redemption, to the extent that the Issuer Trust has funds on hand available therefor at such time, and (iii) upon a voluntary or involuntary dissolution, winding up or liquidation of the Issuer Trust (unless the Junior Subordinated Debentures are distributed to holders of the Preferred Securities), the lesser of (a) the aggregate of the Liquidation Amount and all accumulated and unpaid Distributions to the date of payment, to the extent that the Issuer Trust has funds on hand available therefor at such time, and (b) the amount of assets of the Issuer Trust remaining available for distribution to holders of the Preferred Securities on liquidation of the Issuer Trust. The Guarantee is subordinated as described under "--Preferred Securities Rank Junior to Unlimited Senior Indebtedness" and "Description of Guarantee--Status of the Guarantee." The holders of not less than a majority in aggregate Liquidation Amount of the outstanding Preferred Securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Guarantee Trustee in respect of the Guarantee or to direct the exercise of any trust power conferred upon the Guarantee Trustee under the Guarantee. Any holder of the Preferred Securities may institute a legal proceeding directly against the Company to enforce its rights under the Guarantee without first instituting a legal proceeding against the Issuer Trust, the Guarantee Trustee or any other person or entity.

  If the Company were to default on its obligation to pay amounts payable under the Junior Subordinated Debentures, the Issuer Trust may lack funds for the payment of Distributions or amounts payable on redemption of the Preferred Securities or otherwise, and, in such event, holders of the Preferred Securities would not be able to rely upon the Guarantee for payment of such amounts. Instead, if a Debenture Event of Default has occurred and is continuing and such event is attributable to the failure of the Company to pay any amounts payable in respect of the Junior Subordinated Debentures on the payment date on which such payment is due and payable, then a holder of Preferred Securities may institute a legal proceeding directly against the Company for enforcement of payment to such holder of any amounts payable in respect of such Junior Subordinated Debentures having a principal amount equal to the aggregate Liquidation Amount of the Preferred Securities of such holder (a "Direct Action"). In connection with such Direct Action, the Company will have a right of set-off under the Junior Subordinated Indenture to the extent of any payment made by the Company to such holder of Preferred Securities in the Direct Action. Except as described herein, holders of Preferred Securities will not be able to exercise directly any other remedy available to the holders of the Junior Subordinated Debentures or assert directly any other rights in respect of the Junior Subordinated Debentures. See "Description of Junior Subordinated Debentures--Enforcement of Certain Rights by Holders of Preferred Securities," "--Debenture Events of Default" and "Description of Guarantee." The Trust Agreement provides that each holder of Preferred Securities by acceptance thereof agrees to the provisions of the Guarantee and the Junior Subordinated Indenture.

POSSIBLE TAX LAW CHANGES AFFECTING THE PREFERRED SECURITIES

  On February 6, 1997, President Clinton released his budget proposals for fiscal year 1998. One of the revenue provisions of those proposals would generally deny interest deductions for interest on an instrument issued by a corporation that has a maximum term of more than 15 years and that is not shown as indebtedness on the separate balance sheet of the issuer or, where the instrument is issued to a related party (other than a corporation), where the holder or some other related party issues a related instrument that is not shown as indebtedness on the issuer's consolidated balance sheet. If enacted as proposed by the President, this provision would be effective for instruments issued on or after the date of first action by a Congressional committee with respect to the proposal. It is not clear from the President's proposals what constitutes Congressional "committee action" with respect to this proposal. Nonetheless, it is presently anticipated that the House Ways and Means Committee will consider the proposal during June 1997 and this may constitute such action. If the provision were to apply to the Junior Subordinated Debentures, the Company would be unable to deduct interest on the Junior Subordinated Debentures. There can be no assurance, however, that future legislative proposals or final legislation will not affect the ability of the Company to deduct interest on the Junior Subordinated Debentures. Such a change could give rise to a Tax Event, which may permit the Company to cause a redemption of the Preferred Securities
before       , 2002. The Preferred Securities may be issued after first committee action and if such proposed legislation is enacted as proposed, such enactment would give rise to a Tax Event. See "Description of Junior Subordinated Debentures--Redemption" and "Description of Preferred Securities--Redemption." See also "Certain Federal Income Tax Consequences-- Possible Tax Law Changes." Under current law, the Company will be able to deduct interest on the Junior Subordinated Debentures.

LIMITED VOTING RIGHTS

  Holders of Preferred Securities will have no voting rights except in limited circumstances relating generally to the modification of the Preferred Securities and the Guarantee and the exercise of the Issuer Trust's rights as holder of Junior Subordinated Debentures. Holders of Preferred Securities will not be entitled to appoint, remove or replace the Property Trustee or the Delaware Trustee except upon the occurrence of certain events specified in the Trust Agreement. The Property Trustee and the holders of all the Common Securities may, subject to certain conditions, amend the Trust Agreement without the consent of holders of Preferred Securities to cure any ambiguity or make other provisions not inconsistent with the Trust Agreement or to ensure that the Issuer Trust (i) will not be taxable as a corporation for United States federal income tax purposes, or (ii) will not be required to register as an "investment company" under the Investment Company Act. See "Description of Preferred Securities--Voting Rights; Amendment of Trust Agreement" and "--Removal of Issuer Trustees; Appointment of Successors."

ABSENCE OF MARKET

  The Preferred Securities are a new issue of securities with no established trading market. Application has been made to list the Preferred Securities in the Nasdaq National Market, but one of the requirements for listing and continued listing is the presence of two market makers for the Preferred Securities. The Company and the Issuer Trust have been advised by Ryan, Beck & Co. ("Ryan, Beck") that it intends to make a market in the Preferred Securities. However, Ryan, Beck is not obligated to do so and such market making may be interrupted or discontinued at any time without notice at the sole discretion of Ryan, Beck. Moreover, there can be no assurance of a second market maker for the Preferred Securities. Accordingly, no assurance can be given as to the development or liquidity of any market for the Preferred Securities.

MARKET PRICES

  There can be no assurance as to the market prices for Preferred Securities, or the market prices for Junior Subordinated Debentures that may be distributed in exchange for Preferred Securities if a liquidation of the Issuer Trust occurs. Accordingly, the Preferred Securities or the Junior Subordinated Debentures that a holder of Preferred Securities may receive on liquidation of the Issuer Trust may trade at a discount to the price that the investor paid to purchase the Preferred Securities offered hereby and holders may experience difficulty reselling them or may be unable to sell them at all. Because holders of Preferred Securities may receive Junior Subordinated Debentures on termination of the Issuer Trust, prospective purchasers of Preferred Securities are also making an investment decision with regard to the Junior Subordinated Debentures and should carefully review all the information regarding the Junior Subordinated Debentures contained herein. See "Description of Junior Subordinated Debentures."

RISK FACTORS RELATING TO THE COMPANY

LOAN PORTFOLIO CONSIDERATIONS

  Geographic Concentration. The Company's loan portfolio is varied, with no undue concentration in any single industry, although most of the loans in the Company's portfolio have been made to borrowers in New Jersey. Additionally, a substantial portion of the Company's loans are secured by real estate in New Jersey. Accordingly, the ultimate collectibility of a substantial portion of the Company's loan portfolio is susceptible to changes in New Jersey's market conditions. Declines in the New Jersey real estate market could negatively impact the value of the collateral securing the Company's loans and its results of operations.

  Asset Quality. A significant portion of the Company's loan portfolio consists of commercial mortgages and commercial loans. These lending categories are generally considered to involve a higher degree of risk than that for other lending categories, because, among other factors, such loans tend to involve larger loan balances to a single borrower or groups of related borrowers. The Company's loan officers are actively encouraged to identify deteriorating loans. Loans are also monitored and categorized through an analysis of their payment status. The Company's failure to timely and accurately monitor the quality of its loans and other assets could have a materially adverse effect on the operations and financial condition of the Company. At March 31, 1997, the Company's non-performing assets, which consist of (i) non-performing loans, which include non-accrual loans, and loans past due 90 days or more as to interest or principal payments but not placed on non-accrual status; (ii) loans that have been renegotiated due to a weakening in the financial position of the borrower (restructured loans) and (iii) other real estate owned (OREO), totaled $12.8 million. There can be no assurance that the level of the Company's non-performing assets will not increase. High levels of non-performing assets and the expenses associated with the collection, maintenance and other operating costs of non-performing assets could have a materially adverse effect on the operations and financial condition of the Company.

PROVISIONS FOR POSSIBLE LOAN LOSSES

  The Company makes a provision for possible loan losses based upon management's analysis of potential losses in the loan portfolio and consideration of prevailing economic conditions. The Company may need to increase the provision for possible loan losses through additional provisions in the future if the financial condition of any of its borrowers deteriorates or if real estate values decline. See "Asset Quality." Furthermore, various regulatory agencies, as an integral part of their examination process, periodically review the Company's loan portfolio, provision for possible loan losses and real estate acquired by foreclosure. Such agencies may require, and in the past have required, the Company to recognize additions to the provision for possible loan losses based on their judgments of information available to them at the time of the examination. Any additional provisions for possible loan losses, whether required as a result of regulatory review or initiated by the Company itself, may materially alter the financial outlook of the Bank and the Company.

POTENTIAL IMPACT OF CHANGES IN INTEREST RATES

   The Company's profitability is dependent to a large extent on its net interest income, which is the difference between its interest income on interest-earning assets and its interest expense on interest-bearing liabilities. The Company, like most financial institutions, is affected by changes in general interest rate levels and by other economic factors beyond its control. Interest rate risk arises from mismatches (i.e., the interest sensitivity gap) between the dollar amount of repricing or maturing assets and liabilities, and is measured in terms of the ratio of the interest rate sensitivity gap to total assets. More assets repricing or maturing than liabilities over a given time period is considered asset-sensitive and is reflected as a positive gap, and more liabilities repricing or maturing than assets over a given time period is considered liability-sensitive and is reflected as negative gap. An asset-sensitive position (i.e., a positive gap) will generally enhance earnings in a rising interest rate environment and will negatively impact earnings in a falling interest rate environment, while a liability-sensitive position (i.e., a negative gap) will generally enhance earnings in a falling interest rate environment and negatively impact earnings in a rising interest rate environment. Fluctuations in interest rates are not predictable or controllable. At March 31, 1997 and December 31, 1996, the Company had a one year cumulative negative gap of 23.6% and 34.2%, respectively. This negative one year gap position may, as noted above, have a negative impact on earnings in a rising interest rate environment.

  The calculation of these interest sensitivity gap positions involve certain assumptions as to the repricing period of interest earning assets and interest bearing liabilities. These gap positions are significantly impacted by assumptions made as to the repricing of, among other items, NOW accounts, savings accounts and money market accounts. Consequently, the actual impact of changes in interest rates may differ from that indicated above.

  The Company also uses simulation modeling techniques which apply alternative interest rate scenarios to forecasts of future business activity. The results of such simulation modeling techniques may differ from the implications derived from the interest sensitivity gap analysis.

  A significant increase in the level of interest rates may also have an adverse effect on the ability of certain of the Bank's borrowers to repay their loans.

FLUCTUATIONS IN SHAREHOLDERS' EQUITY

  In addition to affecting interest income and expense, changes in interest rates also can affect the value of the Company's investment securities and the ability to realize gains from the sale of such assets which are included as available-for-sale. Generally, the value of fixed rate instruments fluctuate inversely with changes in interest rates. Increases in interest rates generally result in decreases in the carrying value of interest-earning assets which are classified as available-for-sale, which could adversely affect the Company's results of operations if sold by the Company or the Company's shareholders' equity if retained by the Company.

  The Company held investment securities for available-for-sale with a market value of $76.3 million and an amortized cost of $76.7 million at March 31, 1997. Unrealized gains and losses, net of income tax effect, are recorded as a separate component of shareholders' equity and are excluded from income. As a result, if market rates should increase in the future, then the market value of the Company's securities available-for-sale is likely to decrease, which will have an adverse effect upon the Company's shareholders' equity, and conversely, a decrease in interest rates will likely cause an increase in the Company's shareholders' equity.

COMPETITION

  Vigorous competition exists in all major areas where the Company and the Bank presently engage in business. The Bank faces intense competition in local and national markets from other major banking institutions. The Bank is in direct competition with some larger institutions that have substantially greater resources, better name recognition, stronger market presence, and the ability to offer a wider range of services. Competition from larger institutions is especially prevalent due to the accelerated pace of bank mergers in the New Jersey area. The long-term impact of such mergers and consolidations on the New Jersey market area is uncertain. The Bank may face even more intense competition because of the proliferation of bank mergers. An increase in the intensity of competition from other banks in the New Jersey market could have a materially adverse impact on the operations and financial condition of the Bank and the Company.

  In addition to the competition from rival banking companies, the Bank faces competition from non-bank institutions including: finance companies; mortgage lenders; small loan companies; credit unions; insurance companies; and a variety of other financial service and advisory companies. The stock market, mutual funds, and other non-federally insured investments also compete with the Bank for customer deposits. The Bank may face more intense competition from these and other non-banking industries and investments in the future. A failure of the Bank to be competitive could have a materially adverse effect on the Bank and the Company.

REGULATION

  Banks and bank holding companies such as the Company are subject to regulation by both federal and state bank regulatory agencies. The regulations, which are designed to protect borrowers and promote certain social policies, include limitations on the operations of banks and bank holding companies, such as minimum capital requirements and restrictions on dividend payments. These regulations are not necessarily designed to maximize the profitability of banking institutions. Future changes in the banking laws and regulations could have a materially adverse effect on the operations and financial condition of the Bank and the Company.

SOURCE OF FUNDS

  The Company is a legal entity separate and distinct from the Bank, although the principal source of the Company's funds to satisfy its obligations is dividends from the Bank. The ability of the Company to pay the interest on, and principal of, the Junior Subordinated Debentures will be significantly dependent on the ability of the Bank to pay dividends to the Company in amounts sufficient to service the Company's debt obligations. Payment of dividends by the Bank is restricted by various legal and regulatory limitations based upon the Bank's regulatory capital levels and net income. Changes in regulatory requirements or the Bank's financial condition could adversely impact the Bank's ability to pay dividends to the Company. In such event, the Company may not have sufficient cash to pay interest on, and principal of, the Junior Subordinated Debentures.

  The right of the Company to participate in the assets of any subsidiary upon the latter's liquidation, reorganization or otherwise (and thus the ability of the holders of Preferred Securities to benefit indirectly from any such distribution) will be subject to the claims of the subsidiaries' creditors, which will take priority except to the extent that the Company may itself be a creditor with a recognized claim. As of March 31, 1997, the Company's subsidiaries had indebtedness and other liabilities of approximately $492.1 million (including deposits).

ADDITIONAL FACTORS

  The Company is subject to additional risks and uncertainties that may affect the future results of operations, financial condition or business of the Bank and the Company, including, but not limited to, those discussed under the caption "Factors That May Affect Future Results of Operations, Financial Condition or Business," in the Company's Annual Report on Form 10-K for the year ended December 31, 1996 and incorporated herein by reference.

                               BNB CAPITAL TRUST

  The Issuer Trust is a statutory business trust created under Delaware law pursuant to the filing of a certificate of trust with the Delaware Secretary of State on June 9, 1997. The Issuer Trust will be governed by an Amended and Restated Trust Agreement among the Company, as Depositor, Bankers Trust (Delaware), as Delaware Trustee, and Bankers Trust Company, as Property Trustee (together with the Delaware Trustee, the "Issuer Trustees"). Two individuals will be selected by the holder of the Common Securities to act as administrators with respect to the Issuer Trust (the "Administrators"). The Company, while holder of the Common Securities, intends to select two individuals who are employees or officers of or affiliated with the Company to serve as the Administrators. See "Description of Preferred Securities-- Miscellaneous." The Issuer Trust exists for the exclusive purposes of (i) issuing and selling the Trust Securities, (ii) using the proceeds from the sale of the Trust Securities to acquire the Junior Subordinated Debentures and
(iii) engaging in only those other activities necessary, convenient or incidental thereto (such as registering the transfer of the Trust Securities). Accordingly, the Junior Subordinated Debentures will be the sole assets of the Issuer Trust, and payments under the Junior Subordinated Debentures will be the sole source of revenue of the Issuer Trust.

  All the Common Securities initially will be owned by the Company. The Common Securities will rank pari passu, and payments will be made thereon pro rata, with the Preferred Securities, except that upon the occurrence and during the continuation of a Debenture Event of Default arising as a result of any failure by the Company to pay any amounts in respect of the Junior Subordinated Debentures when due, the rights of the holder of the Common Securities to payment in respect of Distributions and payments upon liquidation, redemption or otherwise will be subordinated to the rights of the holders of the Preferred Securities. See "Description of Preferred Securities--Subordination of Common Securities." The Company will acquire Common Securities in an aggregate liquidation amount equal to 3% of the total capital of the Issuer Trust. The Issuer Trust has a term of 31 years, but may terminate earlier as provided in the Trust Agreement. The address of the Delaware Trustee is Bankers Trust (Delaware), 1001 Jefferson Street, Wilmington, Delaware 19801, telephone number (302) 576-3301. The address of the Property Trustee, the Guarantee Trustee and the Debenture Trustee is Bankers Trust company, Four Albany Street, 4th Floor, New York, New York 10006, telephone number (212) 250-2500.

                                USE OF PROCEEDS

  All the proceeds to the Issuer Trust from the sale of the Preferred Securities will be invested by the Issuer Trust in the Junior Subordinated Debentures. The net proceeds to the Company from the sale of the Junior
Subordinated Debentures are estimated to be approximately $    million ($
million if the Underwriter's over-allotment option is exercised in full). A portion of the net proceeds to be received by the Company from the sale of the Junior Subordinated Debentures may be used to make capital contributions through investments in or advances to the Bank. The remainder of the proceeds will be retained by the Company and may be used to repurchase stock and for other general corporate purposes as well as to meet debt service obligations of the Company pursuant to the Junior Subordinated Debentures. Pending such use, the net proceeds may be temporarily invested in short-term obligations. The precise amounts and timing of the application of proceeds will depend upon the funding requirements of the Company and its subsidiaries and the availability of other funds.

                                CAPITALIZATION

  The following table sets forth (i) the consolidated capitalization of the Company at March 31, 1997, (ii) the consolidated capitalization of the Company giving effect to the issuance of the Preferred Securities hereby offered by BNB Capital Trust and application by the Company of the net proceeds from the corresponding sale of the Junior Subordinated Debentures to BNB Capital Trust as if the sale of the Preferred Securities had been consummated on March 31, 1997, and assuming the Underwriter's over-allotment was not exercised, and
(iii) the actual and pro forma capital ratios of the Company.

                                                             AS ADJUSTED FOR
                                                                 SALE OF
                                                  ACTUAL   PREFERRED SECURITIES
                                                  -------  --------------------
                                                          (UNAUDITED)
                                                     (DOLLARS IN THOUSANDS)
INDEBTEDNESS:
Guaranteed preferred beneficial interests in the
 Company's junior subordinated debentures(1)....  $   --         $10,000
SHAREHOLDERS' EQUITY:
Common Stock $1.00 par value--5,500,000 shares
 authorized;
 4,677,188 shares issued........................    4,677          4,677
Capital Surplus.................................   26,589         26,589
Retained Earnings...............................    8,200          8,200
Common Stock in treasury, at cost: 22,500
 shares.........................................     (291)          (291)
Unrealized loss on securities available-for-
 sale, net of income taxes......................     (281)          (281)
                                                  -------        -------
    Total shareholders' equity..................   38,894         38,894
                                                  -------        -------
Total Capitalization............................  $38,894        $48,894
                                                  =======        =======
COMPANY CAPITAL RATIOS(2):
Equity to total assets..........................     7.32%          7.19%
Tier 1 risk-based capital ratio(3)..............    11.41          14.30
Total risk-based capital ratio..................    12.68          15.56
Leverage ratio(4)...............................     7.06           8.90

--------
(1) Preferred Securities representing beneficial interests in an aggregate
    principal amount of $10,000,000 of the    % Junior Subordinated Debentures
    of the Company. The Junior Subordinated Debentures will mature on    ,
    2027.
(2) The capital ratios, as adjusted, are computed including the total estimated net proceeds from the sale of the Preferred Securities, in a manner consistent with Federal Reserve guidelines.
(3) Federal Reserve guidelines for calculation of Tier 1 capital limit the amount of cumulative preferred stock which can be included in Tier 1 capital to 25% of total Tier 1 capital.
(4)The leverage ratio is Tier 1 capital divided by the average total assets less intangible assets.

                             ACCOUNTING TREATMENT

  For financial reporting purposes, the Issuer Trust will be treated as a subsidiary of the Company and, accordingly, the accounts of the Issuer Trust will be included in the consolidated financial statements of the Company. The Preferred Securities will be included in the consolidated statement of financial condition of the Company and appropriate disclosures about the Preferred Securities, the Guarantee and the Junior Subordinated Debentures will be included in the notes to the consolidated financial statements of the Company. For financial reporting purposes, Distributions on the Preferred Securities will be recorded in the consolidated statements of income of the Company.

                      DESCRIPTION OF PREFERRED SECURITIES

  Pursuant to the terms of the Trust Agreement for the Issuer Trust, the Issuer Trustees on behalf of the Issuer Trust will issue the Preferred Securities and the Common Securities. The Preferred Securities will represent preferred undivided beneficial interests in the assets of the Issuer Trust and the holders thereof will be entitled to a preference in certain circumstances with respect to Distributions and amounts payable on redemption or liquidation over the Common Securities, as well as other benefits as described in the Trust Agreement. This summary of certain provisions of the Preferred Securities and the Trust Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the Trust Agreement, including the definitions therein of certain terms. Wherever particular defined terms of the Trust Agreement are referred to herein, such defined terms are incorporated herein by reference. A copy of the form of the Trust Agreement is available upon request from the Issuer Trustees.

GENERAL

  The Preferred Securities will be limited to $10,000,000 aggregate Liquidation Amount outstanding (which amount may be increased by up to $1,500,000 aggregate liquidation amount of Preferred Securities for exercise of the Underwriter's over-allotment option). See "Underwriting." The Preferred Securities will rank pari passu, and payments will be made thereon pro rata, with the Common Securities except as described under "--Subordination of Common Securities." The Junior Subordinated Debentures will be registered in the name of the Issuer Trust and held by the Property Trustee in trust for the benefit of the holders of the Preferred Securities and Common Securities. The Guarantee will be a guarantee on a subordinated basis with respect to the Preferred Securities but will not guarantee payment of Distributions or amounts payable on redemption or liquidation of such Preferred Securities when the Issuer Trust does not have funds on hand available to make such payments. See "Description of Guarantee."

DISTRIBUTIONS

  The Preferred Securities represent preferred undivided beneficial interests in the assets of the Issuer Trust, and Distributions on each Preferred
Security will be payable at the annual rate of   % of the stated Liquidation
Amount of $10, payable quarterly in arrears on the last day of March, June, September and December of each year (each a "Distribution Date"), to the holders of the Preferred Securities at the close of business on the 15th day of March, June, September and December (whether or not a Business Day (as defined below)) next preceding the relevant Distribution Date. Distributions on the Preferred Securities will be cumulative. Distributions will accumulate
from       , 1997. The first Distribution Date for the Preferred Securities
will be      , 1997. The amount of Distributions payable for any period less than a full Distribution period will be computed on the basis of a 360-day year of twelve 30-day months and the actual days elapsed in a partial month in such period. Distributions payable for each full Distribution period will be computed by dividing the rate per annum by four. If any date on which Distributions are payable on the Preferred Securities is not a Business Day, then payment of the Distributions payable on such date will be made on the next succeeding day that is a Business Day (without any additional Distributions or other payment in respect of any such delay), with the same force and effect as if made on the date such payment was originally payable.

  So long as no Debenture Event of Default has occurred and is continuing, the Company has the right under the Junior Subordinated Indenture to defer the payment of interest on the Junior Subordinated Debentures at any time or from time to time for a period not exceeding 20 consecutive quarterly periods with respect to each Extension Period, provided that no Extension Period may extend beyond the Stated Maturity of the Junior Subordinated Debentures. As a consequence of any such deferral, quarterly Distributions on the Preferred Securities by the Issuer Trust will be deferred during any such Extension Period. Distributions to which holders of the Preferred Securities are entitled will accumulate additional Distributions thereon at the rate of % per annum, compounded quarterly from the relevant payment date for such Distributions, computed on the basis of a 360-day year of twelve 30-day months and the actual days elapsed in a partial month in such period. Additional Distributions payable for each full Distribution period will be computed by dividing the rate per annum by four. The term "Distributions" as used herein shall include any such additional Distributions. During any such Extension Period, the Company may not (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of the Company's capital stock or (ii) make any payment of principal of or interest or premium, if any, on or repay, repurchase or redeem any debt securities of the Company that rank pari passu in all respects with or junior in interest to the Junior Subordinated Debentures (other than (a) repurchases, redemptions or other acquisitions of shares of capital stock of the Company in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of any one or more employees, officers, directors or consultants, in connection with a dividend reinvestment or shareholder stock purchase plan or in connection with the issuance of capital stock of the Company (or securities convertible into or exercisable for such capital stock) as consideration in an acquisition transaction entered into prior to the applicable Extension Period, (b) as a result of an exchange or conversion of any class or series of the Company's capital stock (or any capital stock of a subsidiary of the Company) for any class or series of the Company's capital stock or of any class or series of the Company's indebtedness for any class or series of the Company's capital stock, (c) the purchase of fractional interests in shares of the Company's capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged, (d) any declaration of a dividend in connection with any shareholder's rights plan, or the issuance of rights, stock or other property under any shareholder's rights plan, or the redemption or repurchase of rights pursuant thereto, or (e) any dividend in the form of stock, warrants, options or other rights where the dividend stock or the stock issuable upon exercise of such warrants, options or other rights is the same stock as that on which the dividend is being paid or ranks pari passu with or junior to such stock). Prior to the termination of any such Extension Period, the Company may further defer the payment of interest, provided that no Extension Period may exceed 20 consecutive quarterly periods or extend beyond the Stated Maturity of the Junior Subordinated Debentures. Upon the termination of any such Extension Period and the payment of all amounts then due, the Company may elect to begin a new Extension Period. No interest shall be due and payable during an Extension Period, except at the end thereof. The Company must give the Issuer Trustees notice of its election of such Extension Period at least one Business Day prior to the earlier of (i) the date the Distributions on the Preferred Securities would have been payable but for the election to begin such Extension Period and (ii) the date the Property Trustee is required to give notice to holders of the Preferred Securities of the record date or the date such Distributions are payable, but in any event not less than one Business Day prior to such record date. The Property Trustee will give notice of the Company's election to begin a new Extension Period to the holders of the Preferred Securities. Subject to the foregoing, there is no limitation on the number of times that the Company may elect to begin an Extension Period. See "Description of Junior Subordinated Debentures--Option To Extend Interest Payment Period" and "Certain Federal Income Tax Consequences--Interest Income and Original Issue Discount."

  The Company has no current intention of exercising its right to defer payments of interest by extending the interest payment period on the Junior Subordinated Debentures.

  The revenue of the Issuer Trust available for distribution to holders of the Preferred Securities will be limited to payments under the Junior Subordinated Debentures in which the Issuer Trust will invest the proceeds from the issuance and sale of the Preferred Securities. See "Description of Junior Subordinated Debentures." If the Company does not make payments on the Junior Subordinated Debentures, the Issuer Trust may not have funds available to pay Distributions or other amounts payable on the Preferred Securities. The payment of Distributions and other amounts payable on the Preferred Securities (if and to the extent the Issuer Trust has funds legally available for and cash sufficient to make such payments) is guaranteed by the Company on a limited basis as set forth herein under "Description of Guarantee."

REDEMPTION

  Upon the repayment or redemption, in whole or in part, of the Junior Subordinated Debentures, whether at maturity or upon earlier redemption as provided in the Junior Subordinated Indenture, the proceeds from such repayment or redemption shall be applied by the Property Trustee to redeem a Like Amount (as defined below) of the Preferred Securities, upon not less than 30 nor more than 60 days' notice, at a redemption price (the "Redemption Price") equal to the aggregate Liquidation Amount of such Preferred Securities plus accumulated but unpaid Distributions thereon to the date of redemption (the "Redemption Date") and the related amount of the premium, if any, paid by the Company upon the concurrent redemption of such Junior Subordinated Debentures. See "Description of Junior Subordinated Debentures--Redemption." If less than all the Junior Subordinated Debentures are to be repaid or redeemed on a Redemption Date, then the proceeds from such repayment or redemption shall be allocated to the redemption pro rata of the Preferred Securities and the Common Securities. The amount of premium, if any, paid by the Company upon the redemption of all or any part of the Junior Subordinated Debentures to be repaid or redeemed on a Redemption Date shall be allocated to the redemption pro rata of the Preferred Securities and the Common Securities.

  The Company has the right to redeem the Junior Subordinated Debentures (i)
on or after       , 2002, in whole at any time or in part from time to time, or (ii) in whole, but not in part, at any time within 90 days following the occurrence and during the continuation of a Tax Event, Investment Company Event or Capital Treatment Event (each as defined below), in each case subject to possible regulatory approval. See "--Liquidation Distribution Upon Dissolution." A redemption of the Junior Subordinated Debentures would cause a mandatory redemption of a Like Amount of the Preferred Securities and Common Securities at the Redemption Price.

  "25% Capital Limitation" means the limitation imposed by the Federal Reserve that the proceeds of certain qualifying securities like the Trust Securities will qualify as Tier 1 capital of the issuer up to an amount not to exceed 25% of the Issuer's Tier 1 capital, or any subsequent limitation adopted by the Federal Reserve.

  "Business Day" means a day other than (a) a Saturday or Sunday, (b) a day on which banking institutions in the State of New Jersey or the City of New York are authorized or required by law or executive order to remain closed, or (c) a day on which the Property Trustee's Corporate Trust Office or the Corporate Trust Office of the Debenture Trustee is closed for business.

  "Like Amount" means (i) with respect to a redemption of Trust Securities, Trust Securities having a Liquidation Amount (as defined below) equal to that portion of the principal amount of Junior Subordinated Debentures to be contemporaneously redeemed in accordance with the Junior Subordinated Indenture, allocated to the Common Securities and to the Preferred Securities based upon the relative Liquidation Amounts of such classes and (ii) with respect to a distribution of Junior Subordinated Debentures to holders of Trust Securities in connection with a dissolution or liquidation of the Issuer Trust, Junior Subordinated Debentures having a principal amount equal to the Liquidation Amount of the Trust Securities of the holder to whom such Junior Subordinated Debentures are distributed.

  "Liquidation Amount" means the stated amount of $10 per Trust Security.

  "Tax Event" means the receipt by the Issuer Trust of an opinion of counsel to the Company experienced in such matters to the effect that, as a result of any amendment to, or change (including any announced prospective change) in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein, or as a result of any official or administrative pronouncement or action or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or which pronouncement or decision is announced on or after the date of issuance of the Preferred Securities, there is more than an insubstantial risk that (i) the Issuer Trust is, or will be within 90 days of the delivery of such opinion, subject to United States federal income tax with respect to income received or accrued on the Junior Subordinated Debentures, (ii) interest payable by the Company on the Junior Subordinated Debentures is not, or within 90 days of the delivery of such opinion, will not be, deductible by the Company, in whole or in part, for United States federal income tax purposes or (iii) the Issuer Trust is, or will be within 90 days of the delivery of such opinion, subject to more than a de minimis amount of other taxes, duties or other governmental charges.

  "Investment Company Event" means the receipt by the Issuer Trust of an opinion of counsel to the Company experienced in such matters to the effect that, as a result of the occurrence of a change in law or regulation or a written change (including any announced prospective change) in interpretation or application of law or regulation by any legislative body, court, governmental agency or regulatory authority, there is more than an insubstantial risk that the Issuer Trust is or will be considered an "investment company" that is required to be registered under the Investment Company Act, which change or prospective change becomes effective or would become effective, as the case may be, on or after the date of the issuance of the Preferred Securities.

  "Capital Treatment Event" means the reasonable determination by the Company that, as a result of the occurrence of any amendment to, or change (including any announced prospective change) in, the laws (or any rules or regulations thereunder) of the United States or any political subdivision thereof or therein, or as a result of any official or administrative pronouncement or action or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or such pronouncement, action or decision is announced on or after the date of issuance of the Preferred Securities, there is more than an insubstantial risk that the Company will not be entitled to treat an amount equal to the Liquidation Amount of the Preferred Securities as "Tier 1 Capital" (or the then equivalent thereof), except as otherwise restricted under the 25% Capital Limitation, for purposes of the risk-based capital adequacy guidelines of the Federal Reserve, as then in effect and applicable to the Company.

  If a Tax Event described in clause (i) or (iii) of the definition of Tax Event above has occurred and is continuing and the Issuer Trust is the holder of all the Junior Subordinated Debentures, the Company will pay Additional Sums (as defined below), if any, on the Junior Subordinated Debentures.

  "Additional Sums" means the additional amounts as may be necessary in order that the amount of Distributions then due and payable by the Issuer Trust on the outstanding Preferred Securities and Common Securities of the Issuer Trust will not be reduced as a result of any additional taxes, duties and other governmental charges to which the Issuer Trust has become subject as a result of a Tax Event.

REDEMPTION PROCEDURES

  Preferred Securities redeemed on each Redemption Date shall be redeemed at the Redemption Price with the applicable proceeds from the contemporaneous redemption of the Junior Subordinated Debentures. Redemptions of the Preferred Securities shall be made and the Redemption Price shall be payable on each Redemption Date only to the extent that the Issuer Trust has funds on hand available for the payment of such Redemption Price. See also "--Subordination of Common Securities."

  If the Issuer Trust gives a notice of redemption in respect of the Preferred Securities, then, by 12:00 noon, New York City time, on the Redemption Date, to the extent funds are available, in the case of Preferred Securities held in book-entry form, the Property Trustee will deposit irrevocably with DTC the funds sufficient to pay the applicable Redemption Price and will give DTC irrevocable instructions and authority to pay the Redemption Price to the holders of the Preferred Securities. With respect to Preferred Securities not held in book- entry form, the Property Trustee, to the extent funds are available, will irrevocably deposit with the paying agent for the Preferred Securities funds sufficient to pay the applicable Redemption Price and will give such paying agent irrevocable instructions and authority to pay the Redemption Price to the holders thereof upon surrender of their certificates evidencing the Preferred Securities. Notwithstanding the foregoing, Distributions payable on or prior to the Redemption Date for any Preferred Securities called for redemption shall be payable to the holders of the Preferred Securities on the relevant record dates for the related Distribution Dates. If notice of redemption shall have been given and funds deposited as required, then upon the date of such deposit all rights of the holders of such Preferred Securities so called for redemption will cease, except the right of the holders of such Preferred Securities to receive the Redemption Price, but without interest on such Redemption Price, and such Preferred Securities will cease to be outstanding. If any date fixed for redemption of Preferred Securities is not a Business Day, then payment of the Redemption Price payable on such date will be made on the next succeeding day which is a Business Day (without any interest or other payment in respect of any such delay), except that, if such Business Day falls in the next calendar year, such payment will be made on the immediately preceding Business Day. In the event that payment of the Redemption Price in respect of Preferred Securities called for redemption is improperly withheld or refused and not paid either by the Issuer Trust or by the Company pursuant to the Guarantee as described under "Description of Guarantee," Distributions on such Preferred Securities will continue to accumulate at the then applicable rate, from the Redemption Date originally established by the Issuer Trust for such Preferred Securities to the date such Redemption Price is actually paid, in which case the actual payment date will be the date fixed for redemption for purposes of calculating the Redemption Price.

  Subject to applicable law (including, without limitation, United States federal securities laws), the Company or its affiliates may at any time and from time to time purchase outstanding Preferred Securities by tender, in the open market or by private agreement, and may resell such securities.

  If less than all the Preferred Securities and Common Securities are to be redeemed on a Redemption Date, then the aggregate Liquidation Amount of such Preferred Securities and Common Securities to be redeemed shall be allocated pro rata to the Preferred Securities and the Common Securities based upon the relative Liquidation Amounts of such classes. The particular Preferred Securities to be redeemed shall be selected on a pro rata basis not more than 60 days prior to the Redemption Date by the Property Trustee from the outstanding Preferred Securities not previously called for redemption, or if the Preferred Securities are then held in the form of a Global Preferred Security (as defined below), in accordance with DTC's customary procedures. The Property Trustee shall promptly notify the securities registrar for the Trust Securities in writing of the Preferred Securities selected for redemption and, in the case of any Preferred Securities selected for partial redemption, the Liquidation Amount thereof to be redeemed. For all purposes of the Trust Agreement, unless the context otherwise requires, all provisions relating to the redemption of Preferred Securities shall relate, in the case of any Preferred Securities redeemed or to be redeemed only in part, to the portion of the aggregate Liquidation Amount of Preferred Securities which has been or is to be redeemed.

  Notice of any redemption will be mailed at least 30 days but not more than 60 days before the Redemption Date to each registered holder of Preferred Securities to be redeemed at its address appearing on the securities register for the Trust Securities. Unless the Company defaults in payment of the Redemption Price on the Junior Subordinated Debentures, on and after the Redemption Date interest will cease to accrue on the Junior Subordinated Debentures or portions thereof (and, unless payment of the Redemption Price in respect of the Preferred Securities is withheld or refused and not paid either by the Issuer Trust or the Company pursuant to the Guarantee, Distributions will cease to accumulate on the Preferred Securities or portions thereof) called for redemption.

SUBORDINATION OF COMMON SECURITIES

  Payment of Distributions on, and the Redemption Price of, and the Liquidation Distribution in respect of, the Preferred Securities and Common Securities, as applicable, shall be made pro rata based on the Liquidation Amount of such Preferred Securities and Common Securities. However, if on any Distribution Date or Redemption Date a Debenture Event of Default has occurred and is continuing as a result of any failure by the Company to pay any amounts in respect of the Junior Subordinated Debentures when due, no payment of any Distribution on, or Redemption Price of, or Liquidation Distribution in respect of, any of the Common Securities, and no other payment on account of the redemption, liquidation or other acquisition of such Common Securities, shall be made unless payment in full in cash of all accumulated and unpaid Distributions on all the outstanding Preferred Securities for all Distribution periods terminating on or prior thereto, or in the case of payment of the Redemption Price the full amount of such Redemption Price on all the outstanding Preferred Securities then called for redemption, shall have been made or provided for, and all funds available to the Property Trustee shall first be applied to the payment in full in cash of all Distributions on, or Redemption Price of, the Preferred Securities then due and payable.

  In the case of any Event of Default (as defined below) resulting from a Debenture Event of Default, the holders of the Common Securities will be deemed to have waived any right to act with respect to any such Event of Default under the Trust Agreement until the effects of all such Events of Default with respect to such Preferred Securities have been cured, waived or otherwise eliminated. See "--Events of Default; Notice" and "Description of Junior Subordinated Debentures--Debenture Events of Default." Until all such Events of Default under the Trust Agreement with respect to the Preferred Securities have been so cured, waived or otherwise eliminated, the Property Trustee will act solely on behalf of the holders of the Preferred Securities and not on behalf of the holders of the Common Securities, and only the holders of the Preferred Securities will have the right to direct the Property Trustee to act on their behalf.

LIQUIDATION DISTRIBUTION UPON DISSOLUTION

  The amount payable on the Preferred Securities in the event of any liquidation of the Issuer Trust is $10 per Preferred Security plus accumulated and unpaid Distributions, subject to certain exceptions, which may be in the form of a distribution of such amount in Junior Subordinated Debentures.

  The holders of all the outstanding Common Securities have the right at any time to dissolve the Issuer Trust and, after satisfaction of liabilities to creditors of the Issuer Trust as provided by applicable law, cause the Junior Subordinated Debentures to be distributed to the holders of the Preferred Securities and Common Securities in liquidation of the Issuer Trust.

  The Federal Reserve's risk-based capital guidelines currently provide that redemptions of permanent equity or other capital instruments before stated maturity could have a significant impact on a bank holding company's overall capital structure and that any organization considering such a redemption should consult with the Federal Reserve before redeeming any equity or capital instrument prior to maturity if such redemption could have a material effect on the level or composition of the organization's capital base (unless the equity or capital instrument were redeemed with the proceeds of, or replaced by, a like amount of a similar or higher quality capital instrument and the Federal Reserve considers the organization's capital position to be fully adequate after the redemption).

  In the event the Company, while a holder of Common Securities, dissolves the Issuer Trust prior to the stated maturity of the Preferred Securities and the dissolution of the Issuer Trust is deemed to constitute the redemption of capital instruments by the Federal Reserve under its risk-based capital guidelines or policies, the dissolution of the Issuer Trust by the Company may be subject to the prior approval of the Federal Reserve. Moreover, any changes in applicable law or changes in the Federal Reserve's risk-based capital guidelines or policies could impose a requirement on the Company that it obtain the prior approval of the Federal Reserve to dissolve the Issuer Trust.

  Pursuant to the Trust Agreement, the Issuer Trust will automatically dissolve upon expiration of its term or, if earlier, will dissolve on the first to occur of: (i) certain events of bankruptcy, dissolution or liquidation of the Company or the holder of the Common Securities, (ii) the distribution of a Like Amount of the Junior Subordinated Debentures to the holders of the Trust Securities, if the holders of Common Securities have given written direction to the Property Trustee to dissolve the Issuer Trust (which direction, subject to the foregoing restrictions, is optional and wholly within the discretion of the holders of Common Securities), (iii) the repayment of all the Preferred Securities in connection with the redemption of all the Trust Securities as described under "--Redemption" and (iv) the entry of an order for the dissolution of the Issuer Trust by a court of competent jurisdiction.

  If dissolution of the Issuer Trust occurs as described in clause (i), (ii) or (iv) above, the Issuer Trust will be liquidated by the Property Trustee as expeditiously as the Property Trustee determines to be possible by distributing, after satisfaction of liabilities to creditors of the Issuer Trust as provided by applicable law, to the holders of such Trust Securities a Like Amount of the Junior Subordinated Debentures, unless such distribution is not practical, in which event such holders will be entitled to receive out of the assets of the Issuer Trust available for distribution to holders, after satisfaction of liabilities to creditors of the Issuer Trust as provided by applicable law, an amount equal to, in the case of holders of Preferred Securities, the aggregate of the Liquidation Amount plus accumulated and unpaid Distributions thereon to the date of payment (such amount being the "Liquidation Distribution"). If such Liquidation Distribution can be paid only in part because the Issuer Trust has insufficient assets available to pay in full the aggregate Liquidation Distribution, then the amounts payable directly by the Issuer Trust on its Preferred Securities shall be paid on a pro rata basis. The holders of the Common Securities will be entitled to receive distributions upon any such liquidation pro rata with the holders of the Preferred Securities, except that if a Debenture Event of Default has occurred and is continuing as a result of any failure by the Company to pay any amounts in respect of the Junior Subordinated Debentures when due, the Preferred Securities shall have a priority over the Common Securities. See "-- Subordination of Common Securities."

  After the liquidation date fixed for any distribution of Junior Subordinated Debentures (i) the Preferred Securities will no longer be deemed to be outstanding, (ii) DTC or its nominee, as the registered holder of Preferred Securities, will receive a registered global certificate or certificates representing the Junior Subordinated Debentures to be delivered upon such distribution with respect to Preferred Securities held by DTC or its nominee and (iii) any certificates representing the Preferred Securities not held by DTC or its nominee will be deemed to represent the Junior Subordinated Debentures having a principal amount equal to the stated Liquidation Amount of the Preferred Securities and bearing accrued and unpaid interest in an amount equal to the accumulated and unpaid Distributions on the Preferred Securities until such certificates are presented to the security registrar for the Trust Securities for transfer or reissuance.

  If the Company does not redeem the Junior Subordinated Debentures prior to maturity and the Issuer Trust is not liquidated and the Junior Subordinated Debentures are not distributed to holders of the Preferred Securities, the Preferred Securities will remain outstanding until the repayment of the Junior Subordinated Debentures and the distribution of the Liquidation Distribution to the holders of the Preferred Securities.

  There can be no assurance as to the market prices for the Preferred Securities or the Junior Subordinated Debentures that may be distributed in exchange for Preferred Securities if a dissolution and liquidation of the Issuer Trust were to occur. Accordingly, the Preferred Securities that an investor may purchase, or the Junior Subordinated Debentures that the investor may receive on dissolution and liquidation of the Issuer Trust, may trade at a discount to the price that the investor paid to purchase the Preferred Securities offered hereby.

EVENTS OF DEFAULT; NOTICE

  Any one of the following events constitutes an "Event of Default" under the Trust Agreement (an "Event of Default") with respect to the Preferred Securities (whatever the reason for such Event of Default and whether it is voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

    (i) the occurrence of a Debenture Event of Default (see "Description of Junior Subordinated Debentures--Debenture Events of Default"); or

    (ii) default by the Issuer Trust in the payment of any Distribution when it becomes due and payable, and continuation of such default for a period of 30 days; or

    (iii) default by the Issuer Trust in the payment of any Redemption Price of any Trust Security when it becomes due and payable, or

    (iv) default in the performance, or breach, in any material respect, of any covenant or warranty of the Issuer Trustees in the Trust Agreement (other than a covenant or warranty a default in the performance of which or the breach of which is dealt with in clause (ii) or (iii) above), and continuation of such default or breach for a period of 60 days after there has been given, by registered or certified mail, to the Issuer Trustees and the Company by the holders of at least 25% in aggregate Liquidation Amount of the outstanding Preferred Securities, a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a "Notice of Default" under the Trust Agreement; or

    (v) the occurrence of certain events of bankruptcy or insolvency with respect to the Property Trustee if a successor Property Trustee has not been appointed within 90 days thereof.

  Within five Business Days after the occurrence of any Event of Default actually known to the Property Trustee, the Property Trustee will transmit notice of such Event of Default to the holders of Trust Securities and the Administrators, unless such Event of Default has been cured or waived. The Company, as Depositor, and the Administrators are required to file annually with the Property Trustee a certificate as to whether or not they are in compliance with all the conditions and covenants applicable to them under the Trust Agreement.

  If a Debenture Event of Default has occurred and is continuing as a result of any failure by the Company to pay any amounts in respect of the Junior Subordinated Debentures when due, the Preferred Securities will have a preference over the Common Securities with respect to payments of any amounts in respect of the Preferred Securities as described above. See "-- Subordination of Common Securities," "--Liquidation Distribution Upon Dissolution" and "Description of Junior Subordinated Debentures--Debenture Events of Default."

REMOVAL OF ISSUER TRUSTEES; APPOINTMENT OF SUCCESSORS

  The holders of at least a majority in aggregate Liquidation Amount of the outstanding Preferred Securities may remove an Issuer Trustee for cause or, if a Debenture Event of Default has occurred and is continuing, with or without cause. If an Issuer Trustee is removed by the holders of the outstanding Preferred Securities, the successor may be appointed by the holders of at least 25% in Liquidation Amount of Preferred Securities. If an Issuer Trustee resigns, such Trustee will appoint its successor. If an Issuer Trustee fails to appoint a successor, the holders of at least 25% in Liquidation Amount of the outstanding Preferred Securities may appoint a successor. If a successor has not been appointed by the holders, any holder of Preferred Securities or Common Securities or the other Issuer Trustee may petition a court in the State of Delaware to appoint a successor. Any Delaware Trustee must meet the applicable requirements of Delaware law. Any Property Trustee must be a national or state-chartered bank, and at the time of appointment have securities rated in one of the three highest rating categories by a nationally recognized statistical rating organization and have capital and surplus of at least $50,000,000. No resignation or removal of an Issuer Trustee and no appointment of a successor trustee shall be effective until the acceptance of appointment by the successor trustee in accordance with the provisions of the Trust Agreement.

MERGER OR CONSOLIDATION OF ISSUER TRUSTEES

  Any entity into which the Property Trustee or the Delaware Trustee may be merged or converted or with which it may be consolidated, or any entity resulting from any merger, conversion or consolidation to which such Issuer Trustee is a party, or any entity succeeding to all or substantially all the corporate trust business of such Issuer Trustee, will be the successor of such Issuer Trustee under the Trust Agreement, provided such entity is otherwise qualified and eligible.

MERGERS, CONSOLIDATIONS, AMALGAMATIONS OR REPLACEMENTS OF THE ISSUER TRUST

  The Issuer Trust may not merge with or into, consolidate, amalgamate, or be replaced by, or convey, transfer or lease its properties and assets substantially as an entirety to, any entity, except as described below or as otherwise set forth in the Trust Agreement. The Issuer Trust may, at the request of the holders of the Common Securities and with the consent of the holders of at least a majority in aggregate Liquidation Amount of the outstanding Preferred Securities, merge with or into, consolidate, amalgamate, or be replaced by or convey, transfer or lease its properties and assets substantially as an entirety to a trust organized as such under the laws of any State, so long as (i) such successor entity either (a) expressly assumes all the obligations of the Issuer Trust with respect to the Preferred Securities or (b) substitutes for the Preferred Securities other securities having substantially the same terms as the Preferred Securities (the "Successor Securities") so long as the Successor Securities have the same priority as the Preferred Securities with respect to distributions and payments upon liquidation, redemption and otherwise, (ii) a trustee of such successor entity, possessing the same powers and duties as the Property Trustee, is appointed to hold the Junior Subordinated Debentures, (iii) such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease does not cause the Preferred Securities (including any Successor Securities) to be downgraded by any nationally recognized statistical rating organization, if then rated, (iv) such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease does not adversely affect the rights, preferences and privileges of the holders of the Preferred Securities (including any Successor Securities) in any material respect, (v) such successor entity has a purpose substantially identical to that of the Issuer Trust, (vi) prior to such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease, the Issuer Trust has received an opinion from independent counsel experienced in such matters to the effect that (a) such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease does not adversely affect the rights, preferences and privileges of the holders of the Preferred Securities (including any Successor Securities) in any material respect and (b) following such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease, neither the Issuer Trust nor such successor entity will be required to register as an investment company under the Investment Company Act, and (vii) the Company or any permitted successor or assignee owns all the common securities of such successor entity and guarantees the obligations of such successor entity under the Successor Securities at least to the extent provided by the Guarantee. Notwithstanding the foregoing, the Issuer Trust may not, except with the consent of holders of 100% in aggregate Liquidation Amount of the Preferred Securities, consolidate, amalgamate, merge with or into, or be replaced by or convey, transfer or lease its properties and assets substantially as an entirety to, any other entity or permit any other entity to consolidate, amalgamate, merge with or into, or replace it if such consolidation, amalgamation, merger, replacement, conveyance, transfer or lease would cause the Issuer Trust or the successor entity to be taxable as a corporation for United States federal income tax purposes.

VOTING RIGHTS; AMENDMENT OF TRUST AGREEMENT

  Except as provided above and under "--Removal of Issuer Trustees; Appointment of Successors" and "Description of Guarantee--Amendments and Assignment" and as otherwise required by law and the Trust Agreement, the holders of the Preferred Securities will have no voting rights.

  The Trust Agreement may be amended from time to time by the holders of a majority of the Common Securities and the Property Trustee, without the consent of the holders of the Preferred Securities, (i) to cure any ambiguity, correct or supplement any provisions in the Trust Agreement that may be inconsistent with any other provision, or to make any other provisions with respect to matters or questions arising under the Trust Agreement, provided that any such amendment does not adversely affect in any material respect the interests of any holder of Trust Securities, or (ii) to modify, eliminate or add to any provisions of the Trust Agreement to such extent as may be necessary to ensure that the Issuer Trust will not be taxable as a corporation for United States federal income tax purposes at any time that any Trust Securities are outstanding or to ensure that the Issuer Trust will not be required to register as an "investment company" under the Investment Company Act, and any amendments of the Trust Agreement will become effective when notice of such amendment is given to the holders of Trust Securities. The Trust Agreement may be amended by the holders of a majority of the Common Securities and the Property Trustee with (i) the consent of holders representing not less than a majority in aggregate Liquidation Amount of the outstanding Preferred Securities and (ii) receipt by the Issuer Trustees of an opinion of counsel to the effect that such amendment or the exercise of any power granted to the Issuer Trustees in accordance with such amendment will not affect the Issuer Trust's not being taxable as a corporation for United States federal income tax purposes or the Issuer Trust's exemption from status as an "investment company" under the Investment Company Act, except that, without the consent of each holder of Trust

Securities affected thereby, the Trust Agreement may not be amended to (i) change the amount or timing of any Distribution on the Trust Securities or otherwise adversely affect the amount of any Distribution required to be made in respect of the Trust Securities as of a specified date or (ii) restrict the right of a holder of Trust Securities to institute suit for the enforcement of any such payment on or after such date.

  So long as any Junior Subordinated Debentures are held by the Issuer Trust, the Property Trustee will not (i) direct the time, method and place of conducting any proceeding for any remedy available to the Debenture Trustee, or execute any trust or power conferred on the Property Trustee with respect to the Junior Subordinated Debentures, (ii) waive any past default that is waivable under Section 5.13 of the Junior Subordinated Indenture, (iii) exercise any right to rescind or annul a declaration that the Junior Subordinated Debentures shall be due and payable or (iv) consent to any amendment, modification or termination of the Junior Subordinated Indenture or the Junior Subordinated Debentures, where such consent shall be required, without, in each case, obtaining the prior approval of the holders of at least a majority in aggregate Liquidation Amount of the outstanding Preferred Securities, except that, if a consent under the Junior Subordinated Indenture would require the consent of each holder of Junior Subordinated Debentures affected thereby, no such consent will be given by the Property Trustee without the prior consent of each holder of the Preferred Securities. The Property Trustee may not revoke any action previously authorized or approved by a vote of the holders of the Preferred Securities except by subsequent vote of the holders of the Preferred Securities. The Property Trustee will notify each holder of Preferred Securities of any notice of default with respect to the Junior Subordinated Debentures. In addition to obtaining the foregoing approvals of the holders of the Preferred Securities, before taking any of the foregoing actions, the Property Trustee will obtain an opinion of counsel experienced in such matters to the effect that the Issuer Trust will not be taxable as a corporation for United States federal income tax purposes on account of such action.

  Any required approval of holders of Preferred Securities may be given at a meeting of holders of Preferred Securities convened for such purpose or pursuant to written consent. The Property Trustee will cause a notice of any meeting at which holders of Preferred Securities are entitled to vote, or of any matter upon which action by written consent of such holders is to be taken, to be given to each registered holder of Preferred Securities in the manner set forth in the Trust Agreement.

  No vote or consent of the holders of Preferred Securities will be required to redeem and cancel Preferred Securities in accordance with the Trust Agreement.

  Notwithstanding that holders of Preferred Securities are entitled to vote or consent under any of the circumstances described above, any of the Preferred Securities that are owned by the Company, the Issuer Trustees or any affiliate of the Company or any Issuer Trustees, will, for purposes of such vote or consent, be treated as if they were not outstanding.

EXPENSES AND TAXES

  In the Indenture, the Company, as borrower, has agreed to pay all debts and other obligations (other than with respect to the Preferred Securities) and all costs and expenses of the Issuer Trust (including costs and expenses relating to the organization of the Issuer Trust, the fees and expenses of the Issuer Trustees and the costs and expenses relating to the operation of the Issuer Trust) and to pay any and all taxes and all costs and expenses with respect thereto (other than United States withholding taxes) to which the Issuer Trust might become subject. The foregoing obligations of the Company under the Indenture are for the benefit of, and shall be enforceable by, any person to whom any such debts, obligations, costs, expenses and taxes are owed (a "Creditor") whether or not such Creditor has received notice thereof. Any such Creditor may enforce such obligations of the Company directly against the Company, and the Company has irrevocably waived any right or remedy to require that any such Creditor take any action against the Issuer Trust or any other person before proceeding against the Company. The Company has also agreed in the Indenture to execute such additional agreements as may be necessary or desirable to give full effect to the foregoing.

BOOK ENTRY, DELIVERY AND FORM

  The Preferred Securities will be issued in the form of one or more fully registered global securities which will be deposited with, or on behalf of, DTC and registered in the name of DTC's nominee. Unless and until it is exchangeable in whole or in part for the Preferred Securities in definitive form, a global security may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any such nominee to a successor of such Depository or a nominee of such successor.

  Ownership of beneficial interests in a global security will be limited to persons that have accounts with DTC or its nominee ("Participants") or persons that may hold interests through Participants. The Company expects that, upon the issuance of a global security, DTC will credit, on its book-entry registration and transfer system, the Participants' accounts with their respective principal amounts of the Preferred Securities represented by such global security. Ownership of beneficial interests in such global security will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by DTC (with respect to interests of Participants) and on the records of Participants (with respect to interests of Persons held through Participants). Beneficial owners will not receive written confirmation from DTC of their purchase, but are expected to receive written confirmations from the Participants through which the beneficial owner entered into the transaction. Transfers of ownership interests will be accomplished by entries on the books of Participants acting on behalf of the beneficial owners.

  So long as DTC, or its nominee, is the registered owner of a global security, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Preferred Securities represented by such global security for all purposes under the Junior Subordinated Indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to receive physical delivery of the Preferred Securities in definitive form and will not be considered the owners or holders thereof under the Junior Subordinated Indenture. Accordingly, each person owning a beneficial interest in such a global security must rely on the procedures of DTC and, if such person is not a Participant, on the procedures of the Participant through which such person owns its interest, to exercise any rights of a holder of Preferred Securities under the Junior Subordinated Indenture. The Company understands that, under DTC's existing practices, in the event that the Company requests any action of holders, or an owner of a beneficial interest in such a global security desires to take any action which a holder is entitled to take under the Junior Subordinated Indenture, DTC would authorize the Participants holding the relevant beneficial interests to take such action, and such Participants would authorize beneficial owners owning through such Participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them. Redemption notices will also be sent to DTC. If less than all of the Preferred Securities are being redeemed, the Company understands that it is DTC's existing practice to determine by lot the amount of the interest of each Participant to be redeemed.

  Distributions on the Preferred Securities registered in the name of DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner of the global security representing such Preferred Securities. None of the Company, the Issuer Trustees, the Administrators, any Paying Agent or any other agent of the Company or the Issuer Trustees will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global security for such Preferred Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. Disbursements of Distributions to Participants shall be the responsibility of DTC. DTC's practice is to credit Participants' accounts on a payable date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on the payable date. Payments by Participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of DTC, the Company, the Issuer Trustees, the Paying Agent or any other agent of the Company, subject to any statutory or regulatory requirements as may be in effect from time to time.

  DTC may discontinue providing its services as securities depository with respect to the Preferred Securities at any time by giving reasonable notice to the Company or the Issuer Trustees. If DTC notifies the Company that it is unwilling to continue as such, or if it is unable to continue or ceases to be a clearing agency registered under the Exchange Act and a successor depository is not appointed by the Company within ninety days after receiving such notice or becoming aware that DTC is no longer so registered, the Company will issue the Preferred Securities in definitive form upon registration of transfer of, or in exchange for, such global security. In addition, the Company may at any time and in its sole discretion determine not to have the Preferred Securities represented by one or more global securities and, in such event, will issue Preferred Securities in definitive form in exchange for all of the global securities representing such Preferred Securities.

  DTC has advised the Company and the Issuer Trust as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its Participants and to facilitate the clearance and settlement of securities transactions between Participants through electronic book entry changes to accounts of its Participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Certain of such Participants (or their representatives), together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with a Participant, either directly or indirectly.

SAME-DAY SETTLEMENT AND PAYMENT

  Settlement for the Preferred Securities will be made by the Underwriter in immediately available funds.

  Secondary trading in Preferred Securities of corporate issuers is generally settled in clearinghouse or next-day funds. In contrast, the Preferred Securities will trade in DTC's Same-Day Funds Settlement System, and secondary market trading activity in the Preferred Securities will therefore be required by DTC to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Preferred Securities.

PAYMENT AND PAYING AGENCY

  Payments in respect of the Preferred Securities will be made to DTC, which will credit the relevant accounts at DTC on the applicable Distribution Dates or, if the Preferred Securities are not held by DTC, such payments will be made by check mailed to the address of the holder entitled thereto as such address appears on the securities register for the Trust Securities. The paying agent (the "Paying Agent") will initially be the Property Trustee and any co-paying agent chosen by the Property Trustee and acceptable to the Administrators. The Paying Agent will be permitted to resign as Paying Agent upon 30 days' written notice to the Property Trustee and the Administrators. If the Property Trustee is no longer the Paying Agent, the Property Trustee will appoint a successor (which must be a bank or trust company reasonably acceptable to the Administrators) to act as Paying Agent.

REGISTRAR AND TRANSFER AGENT

  The Property Trustee will act as registrar and transfer agent for the Preferred Securities.

  Registration of transfers of Preferred Securities will be effected without charge by or on behalf of the Issuer Trust, but upon payment of any tax or other governmental charges that may be imposed in connection with any transfer or exchange. The Issuer Trust will not be required to register or cause to be registered the transfer of the Preferred Securities after the Preferred Securities have been called for redemption.

INFORMATION CONCERNING THE PROPERTY TRUSTEE

  The Property Trustee, other than during the occurrence and continuance of an Event of Default, undertakes to perform only such duties as are specifically set forth in the Trust Agreement and, after such Event of Default, must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the Property Trustee is under no obligation to exercise any of the powers vested in it by the Trust Agreement at the request of any holder of Preferred Securities unless it is offered reasonable indemnity against the costs, expenses and liabilities that might be incurred thereby.

  For information concerning the relationships between Bankers Trust Company, the Property Trustee, and the Company, see "Description of Junior Subordinated Debentures--Information Concerning the Debenture Trustee."

MISCELLANEOUS

  The Administrators and the Property Trustee are authorized and directed to conduct the affairs of and to operate the Issuer Trust in such a way that the Issuer Trust will not be deemed to be an "investment company" required to be registered under the Investment Company Act or taxable as a corporation for United States federal income tax purposes and so that the Junior Subordinated Debentures will be treated as indebtedness of the Company for United States federal income tax purposes. In this connection, the Property Trustee and the holders of Common Securities are authorized to take any action, not inconsistent with applicable law, the certificate of trust of the Issuer Trust or the Trust Agreement, that the Property Trustee and the holders of Common Securities determine in their discretion to be necessary or desirable for such purposes, as long as such action does not materially adversely affect the interests of the holders of the Preferred Securities.

  Holders of the Preferred Securities have no preemptive or similar rights.

  The Issuer Trust may not borrow money, issue debt or mortgage or pledge any of its assets.

GOVERNING LAW

  The Trust Agreement will be governed by and construed in accordance with the laws of the State of Delaware.

                 DESCRIPTION OF JUNIOR SUBORDINATED DEBENTURES

  The Junior Subordinated Debentures are to be issued under the Junior Subordinated Indenture, under which Bankers Trust Company is acting as Debenture Trustee. This summary of certain terms and provisions of the Junior Subordinated Debentures and the Junior Subordinated Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Junior Subordinated Indenture, including the definitions therein of certain terms. Whenever particular defined terms of the Junior Subordinated Indenture (as amended or supplemented from time to time) are referred to herein, such defined terms are incorporated herein by reference. A copy of the form of Junior Subordinated Indenture is available from the Debenture Trustee upon request.

GENERAL

  Concurrently with the issuance of the Preferred Securities, the Issuer Trust will invest the proceeds thereof, together with the consideration paid by the Company for the Common Securities, in the Junior Subordinated Debentures issued by the Company. The Junior Subordinated Debentures will bear interest,
accruing from       , 1997, at the annual rate of  % of the principal amount
thereof, payable quarterly in arrears on the last day of March, June, September and December of each year (each, an "Interest Payment Date"),
commencing    , 1997, to the person in whose name each Junior Subordinated
Debenture is registered at the close of business on the 15th day of March, June, September or December (whether or not a Business Day) next preceding such Interest Payment Date. It is anticipated that, until the liquidation, if any, of the Issuer Trust, each Junior Subordinated Debenture will be registered in the name of the Issuer Trust and held by the Property Trustee in trust for the benefit of the holders of the Trust Securities. The amount of interest payable for any period less than a full interest period will be computed on the basis of a 360-day year of twelve 30-day months and the actual days elapsed in a partial month in such period. The amount of interest payable for any full interest period will be computed by dividing the rate per annum by four. If any date on which interest is payable on the Junior Subordinated Debentures is not a Business Day, then payment of the interest payable on such date will be made on the next succeeding day that is a Business Day (without any interest or other payment in respect of any such delay), with the same force and effect as if made on the date such payment was originally payable. Accrued interest that is not paid on the applicable Interest Payment Date will bear additional interest on the amount thereof (to the extent permitted by
law) at the rate per annum of    %, compounded quarterly and computed on the
basis of a 360-day year of twelve 30-day months and the actual days elapsed in a partial month in such period. The amount of additional interest payable for any full interest period will be computed by dividing the rate per annum by four. The term "interest" as used herein includes quarterly interest payments, interest on quarterly interest payments not paid on the applicable Interest Payment Date and Additional Sums (as defined below), as applicable.

  The Junior Subordinated Debentures will mature on       , 2027.

  The Junior Subordinated Debentures will be unsecured and will rank junior and be subordinate in right of payment to all Senior Indebtedness of the Company. The Junior Subordinated Debentures will not be subject to a sinking fund. The Junior Subordinated Indenture does not limit the incurrence or issuance of other secured or unsecured debt by the Company, including Senior Indebtedness, whether under the Junior Subordinated Indenture or any existing or other indenture that the Company may enter into in the future or otherwise. See "--Subordination."

OPTION TO EXTEND INTEREST PAYMENT PERIOD

  So long as no Debenture Event of Default has occurred and is continuing, the Company has the right at any time during the term of the Junior Subordinated Debentures to defer the payment of interest at any time or from time to time for a period not exceeding 20 consecutive quarterly periods with respect to each Extension Period, provided that no Extension Period may extend beyond the Stated Maturity of the Junior Subordinated Debentures. During any such Extension Period the Company shall have the right to make partial payments of interest on any interest payment date. At the end of such Extension Period, the Company must pay all interest then accrued and unpaid (together with
interest thereon at the annual rate of    %, compounded quarterly and computed
on the basis of a 360-day year of twelve 30-day months and the actual days elapsed in a partial month in such period, to the extent permitted by applicable law). The amount of additional interest payable for any full interest period will be computed by dividing the rate per annum by four. During an Extension Period, interest will continue to accrue and holders of Junior Subordinated Debentures (or holders of Preferred Securities while outstanding) will be required to accrue interest income for United States federal income tax purposes. See "Certain Federal Income Tax Consequences-- Interest Income and Original Issue Discount."

  During any such Extension Period, the Company may not (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of the Company's capital stock or
(ii) make any payment of principal of or interest or premium, if any, on or repay, repurchase or redeem any debt securities of the Company that rank pari passu in all respects with or junior in interest to the Junior Subordinated Debentures (other than (a) repurchases, redemptions or other acquisitions of shares of capital stock of the Company in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of any one or more employees, officers, directors or consultants, in connection with a dividend reinvestment or shareholder stock purchase plan or in connection with the issuance of capital stock of the Company (or securities convertible into or exercisable for such capital stock) as consideration in an acquisition transaction entered into prior to the applicable Extension Period,
(b) as a result of an exchange or conversion of any class or series of the Company's capital stock (or any capital stock of a subsidiary of the Company) for any class or series of the Company's capital stock or of any class or series of the Company's indebtedness for any class or series of the Company's capital stock, (c) the purchase of fractional interests in shares of the Company's capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged, (d) any declaration of a dividend in connection with any shareholder's rights plan, or the issuance of rights, stock or other property under any shareholders rights plan, or the redemption or repurchase of rights pursuant thereto, or (e) any dividend in the form of stock, warrants, options or other rights where the dividend stock or the stock issuable upon exercise of such warrants, options or other rights is the same stock as that on which the dividend is being paid or ranks pari passu with or junior to such stock). Prior to the termination of any such Extension Period, the Company may further defer the payment of interest, provided that no Extension Period may exceed 20 consecutive quarterly periods or extend beyond the Stated Maturity of the Junior Subordinated Debentures. Upon the termination of any such Extension Period and the payment of all amounts then due, the Company may elect to begin a new Extension Period subject to the above conditions. No interest shall be due and payable during an Extension Period, except at the end thereof. The Company must give the Issuer Trustees notice of its election of such Extension Period at least one Business Day prior to the earlier of (i) the date the Distributions on the Preferred Securities would have been payable but for the election to begin such Extension Period and (ii) the date the Property Trustee is required to give notice to holders of the Preferred Securities of the record date or the date such Distributions are payable, but in any event not less than one Business Day prior to such record date. The Property Trustee will give notice of the Company's election to begin a new Extension Period to the holders of the Preferred Securities. There is no limitation on the number of times that the Company may elect to begin an Extension Period.

REDEMPTION

  The Junior Subordinated Debentures are redeemable prior to maturity at the
option of the Company (i) on or after       , 2002, in whole at any time or in
part from time to time, or (ii) in whole, but not in part, at any time within 90 days following the occurrence and during the continuation of a Tax Event, Investment Company Event or Capital Treatment Event (each as defined under "Description of Preferred Securities--Redemption"), in each case at the redemption price described below. The proceeds of any such redemption will be used by the Issuer Trust to redeem the Preferred Securities.

  The Federal Reserve's risk-based capital guidelines, which are subject to change, currently provide that redemptions of permanent equity or other capital instruments before stated maturity could have a significant impact on a bank holding company's overall capital structure and that any organization considering such a redemption should consult with the Federal Reserve before redeeming any equity or capital instrument prior to maturity if such redemption could have a material effect on the level or composition of the organization's capital base (unless the equity or capital instrument were redeemed with the proceeds of, or replaced by, a like amount of a similar or higher quality capital instrument and the Federal Reserve considers the organization's capital position to be fully adequate after the redemption).

  The redemption of the Junior Subordinated Debentures by the Company prior to their Stated Maturity would constitute the redemption of capital instruments under the Federal Reserve's current risk-based capital guidelines and may be subject to the prior approval of the Federal Reserve. The redemption of the Junior Subordinated Debentures also could be subject to the additional prior approval of the Federal Reserve under its current risk-based capital guidelines.

  The redemption price for Junior Subordinated Debentures is the outstanding principal amount of the Junior Subordinated Debentures plus accrued interest (including any Additional Interest or any Additional Sums) thereon to but excluding the date fixed for redemption.

ADDITIONAL SUMS

  The Company has covenanted in the Junior Subordinated Indenture that, if and for so long as (i) the Issuer Trust is the holder of all Junior Subordinated Debentures and (ii) the Issuer Trust is required to pay any additional taxes, duties or other governmental charges as a result of a Tax Event, the Company will pay as additional sums on the Junior Subordinated Debentures such amounts as may be required so that the Distributions payable by the Issuer Trust will not be reduced as a result of any such additional taxes, duties or other governmental charges. See "Description of Preferred Securities--Redemption."

REGISTRATION, DENOMINATION AND TRANSFER

  The Junior Subordinated Debentures will initially be registered in the name of the Issuer Trust. If the Junior Subordinated Debentures are distributed to holders of Preferred Securities, it is anticipated that the depositary arrangements for the Junior Subordinated Debentures will be substantially identical to those in effect for the Preferred Securities. See "Description of Preferred Securities--Book Entry, Delivery and Form."

  Although DTC has agreed to the procedures described above, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by the Company within 90 days of receipt of notice from DTC to such effect, the Company will cause the Junior Subordinated Debentures to be issued in definitive form.

  Payments on Junior Subordinated Debentures represented by a global security will be made to Cede & Co., the nominee for DTC, as the registered holder of the Junior Subordinated Debentures, as described under "Description of Preferred Securities--Book Entry, Delivery and Form." If Junior Subordinated Debentures are issued in certificated form, principal and interest will be payable, the transfer of the Junior Subordinated Debentures will be registrable, and Junior Subordinated Debentures will be exchangeable for Junior Subordinated Debentures of other authorized denominations of a like aggregate principal amount, at the corporate trust office of the Debenture Trustee in New York, New York or at the offices of any Paying Agent or transfer agent appointed by the Company, provided that payment of interest may be made at the option of the Company by check mailed to the address of the persons entitled thereto. However, a holder of $1 million or more in aggregate principal amount of Junior Subordinated Debentures may receive payments of interest (other than interest payable at the Stated Maturity) by wire transfer of immediately available funds upon written request to the Debenture Trustee not later than 15 calendar days prior to the date on which the interest is payable.

  Junior Subordinated Debentures will be exchangeable for other Junior Subordinated Debentures of like tenor, of any authorized denominations, and of a like aggregate principal amount.

  Junior Subordinated Debentures may be presented for exchange as provided above, and may be presented for registration of transfer (with the form of transfer endorsed thereon, or a satisfactory written instrument of transfer, duly executed), at the office of the securities registrar appointed under the Junior Subordinated Debenture or at the office of any transfer agent designated by the Company for such purpose without service charge and upon payment of any taxes and other governmental charges as described in the Junior Subordinated Indenture. The Company will appoint the Debenture Trustee as securities registrar under the Junior Subordinated Indenture. The Company may at any time designate additional transfer agents with respect to the Junior Subordinated Debentures.

  In the event of any redemption, neither the Company nor the Debenture Trustee shall be required to (i) issue, register the transfer of or exchange Junior Subordinated Debentures during a period beginning at the opening of business 15 days before the day of selection for redemption of the Junior Subordinated Debentures to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption or (ii) transfer or exchange any Junior Subordinated Debentures so selected for redemption, except, in the case of any Junior Subordinated Debentures being redeemed in part, any portion thereof not to be redeemed.

  Any monies deposited with the Debenture Trustee or any paying agent, or then held by the Company in trust, for the payment of the principal of (and premium, if any) or interest on any Junior Subordinated Debenture and remaining unclaimed for two years after such principal (and premium, if any) or interest has become due and payable shall, at the request of the Company, be repaid to the Company and the holder of such Junior Subordinated Debenture shall thereafter look, as a general unsecured creditor, only to the Company for payment thereof.

RESTRICTIONS ON CERTAIN PAYMENTS; CERTAIN COVENANTS OF THE COMPANY

  The Company has covenanted that it will not (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of the Company's capital stock or (ii) make any payment of principal of or interest or premium, if any, on or repay, repurchase or redeem any debt securities of the Company that rank pari passu in all respects with or junior in interest to the Junior Subordinated Debentures (other than (a) repurchases, redemptions or other acquisitions of shares of capital stock of the Company in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of any one or more employees, officers, directors or consultants, in connection with a dividend reinvestment or shareholder stock purchase plan or in connection with the issuance of capital stock of the Company (or securities convertible into or exercisable for such capital stock) as consideration in an acquisition transaction entered into prior to the applicable Extension Period or other event referred to below, (b) as a result of an exchange or conversion of any class or series of the Company's capital stock (or any capital stock of a subsidiary of the Company) for any class or series of the Company's capital stock or of any class or series of the Company's indebtedness for any class or series of the Company's capital stock, (c) the purchase of fractional interests in shares of the Company's capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged, (d) any declaration of a dividend in connection with any shareholder's rights plan, or the issuance of rights, stock or other property under any shareholder's rights plan, or the redemption or repurchase of rights pursuant thereto, or (e) any dividend in the form of stock, warrants, options or other rights where the dividend stock or the stock issuable upon exercise of such warrants, options or other rights is the same stock as that on which the dividend is being paid or ranks pari passu with or junior to such stock), if at such time (i) there has occurred any event (a) of which the Company has actual knowledge that with the giving of notice or the lapse of time, or both, would constitute a Debenture Event of Default and (b) that the Company has not taken reasonable steps to cure, (ii) if the Junior Subordinated Debentures are held by the Issuer Trust, the Company is in default with respect to its payment of any obligations under the Guarantee or (iii) the Company has given notice of its election of an Extension Period as provided in the Junior Subordinated Indenture and has not rescinded such notice, or such Extension Period, or any extension thereof, is continuing.

  The Company has covenanted in the Junior Subordinated Indenture (i) to continue to hold, directly or indirectly, 100% of the Common Securities, provided that certain successors that are permitted pursuant to the Junior Subordinated Indenture may succeed to the Company's ownership of the Common Securities, (ii) as holder of the Common Securities, not to voluntarily terminate, windup or liquidate the Issuer Trust, other than (a) in connection with a distribution of Junior Subordinated Debentures to the holders of the Preferred Securities in liquidation of the Issuer Trust or (b) in connection with certain mergers, consolidations or amalgamations permitted by the Trust Agreement and (iii) to use its reasonable efforts, consistent with the terms and provisions of the Trust Agreement, to cause the Issuer Trust to continue not to be taxable as a corporation for United States federal income tax purposes.

MODIFICATION OF JUNIOR SUBORDINATED INDENTURE

  From time to time, the Company and the Debenture Trustee may, without the consent of any of the holders of the outstanding Junior Subordinated Debentures, amend, waive or supplement the provisions of the Junior Subordinated Indenture to: (1) evidence succession of another corporation or association to the Company and the assumption by such person of the obligations of the Company under the Junior Subordinated Debentures, (2) add further covenants, restrictions or conditions for the protection of holders of the Junior Subordinated Debentures, (3) cure ambiguities or correct the Junior Subordinated Debentures in the case of defects or inconsistencies in the provisions thereof, so long as any such cure or correction does not adversely affect the interest of the holders of the Junior Subordinated Debentures in any material respect, (4) change the terms of the Junior Subordinated Debentures to facilitate the issuance of the Junior Subordinated Debentures in certificated or other definitive form, (5) evidence or provide for the appointment of a successor Debenture Trustee, or (6) qualify, or maintain the qualification of, the Junior Subordinated Indentures under the Trust Indenture Act. The Junior Subordinated Indenture contains provisions permitting the Company and the Debenture Trustee, with the consent of the holders of not less than a majority in principal amount of the Junior Subordinated Debentures, to modify the Junior Subordinated Indenture in a manner affecting the rights of the holders of the Junior Subordinated Debentures, except that no such modification may, without the consent of the holder of each outstanding Junior Subordinated Debenture so affected, (i) change the Stated Maturity of the Junior Subordinated Debentures, or reduce the principal amount thereof, the rate of interest thereon or any premium payable upon the redemption thereof, or change the place of payment where, or the currency in which, any such amount is payable or impair the right to institute suit for the enforcement of any Junior Subordinated Debenture or (ii) reduce the percentage of principal amount of Junior Subordinated Debentures, the holders of which are required to consent to any such modification of the Junior Subordinated Indenture. Furthermore, so long as any of the Preferred Securities remain outstanding, no such modification may be made that adversely affects the holders of such Preferred Securities in any material respect, and no termination of the Junior Subordinated Indenture may occur, and no waiver of any Debenture Event of Default or compliance with any covenant under the Junior Subordinated Indenture may be effective, without the prior consent of the holders of at least a majority of the aggregate Liquidation Amount of the outstanding Preferred Securities unless and until the principal of (and premium, if any, on) the Junior Subordinated Debentures and all accrued and unpaid interest thereon have been paid in full and certain other conditions are satisfied.

DEBENTURE EVENTS OF DEFAULT

  The Junior Subordinated Indenture provides that any one or more of the following described events with respect to the Junior Subordinated Debentures that has occurred and is continuing constitutes an "Event of Default" with respect to the Junior Subordinated Debentures:

    (i) failure to pay any interest on the Junior Subordinated Debentures when due (subject to the deferral of any due date in the case of an Extension Period); or

    (ii) failure to pay any principal of or premium, if any, on the Junior Subordinated Debentures when due whether at maturity, upon redemption, by declaration of acceleration or otherwise; or

    (iii) failure to observe or perform in any material respect certain other covenants contained in the Junior Subordinated Indenture for 90 days after written notice to the Company from the Debenture Trustee or the holders of at least 25% in aggregate outstanding principal amount of the outstanding Junior Subordinated Debentures; or

    (iv) the Company consents to the appointment of a receiver or other similar official in any liquidation, insolvency or similar proceeding with respect to the Company or all or substantially all its property.

  For purposes of the Trust Agreement and this Prospectus, each such Event of Default under the Junior Subordinated Debenture is referred to as a "Debenture Event of Default." As described in "Description of Preferred Securities-- Events of Default; Notice," the occurrence of a Debenture Event of Default will also constitute an Event of Default in respect of the Trust Securities.

  The holders of at least a majority in aggregate principal amount of outstanding Junior Subordinated Debentures have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Debenture Trustee. The Debenture Trustee or the holders of not less than 25% in aggregate principal amount of outstanding Junior Subordinated Debentures may declare the principal due and payable immediately upon a Debenture Event of Default, and, should the Debenture Trustee or such holders of Junior Subordinated Debentures fail to make such declaration, the holders of at least 25% in aggregate Liquidation Amount of the outstanding Preferred Securities shall have such right. The holders of a majority in aggregate principal amount of outstanding Junior Subordinated Debentures may annul such declaration and waive the default if all defaults (other than the non-payment of the principal of Junior Subordinated Debentures which has become due solely by such acceleration) have been cured and a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration has been deposited with the Debenture Trustee. Should the holders of Junior Subordinated Debentures fail to annul such declaration and waive such default, the holders of a majority in aggregate Liquidation Amount of the outstanding Preferred Securities shall have such right.

  The holders of at least a majority in aggregate principal amount of the outstanding Junior Subordinated Debentures affected thereby may, on behalf of the holders of all the Junior Subordinated Debentures, waive any past default, except a default in the payment of principal (or premium, if any) or interest (unless such default has been cured and a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration has been deposited with the Debenture Trustee) or a default in respect of a covenant or provision which under the Junior Subordinated Indenture cannot be modified or amended without the consent of the holder of each outstanding Junior Subordinated Debenture affected thereby. See "--Modification of Junior Subordinated Indenture." The Company is required to file annually with the Debenture Trustee a certificate as to whether or not the Company is in compliance with all the conditions and covenants applicable to it under the Junior Subordinated Indenture.

  If a Debenture Event of Default occurs and is continuing, the Property Trustee will have the right to declare the principal of and the interest on the Junior Subordinated Debentures, and any other amounts payable under the Junior Subordinated Indenture, to be forthwith due and payable and to enforce its other rights as a creditor with respect to the Junior Subordinated Debentures.

ENFORCEMENT OF CERTAIN RIGHTS BY HOLDERS OF PREFERRED SECURITIES

  If a Debenture Event of Default has occurred and is continuing and such event is attributable to the failure of the Company to pay any amounts payable in respect of the Junior Subordinated Debentures on the date such amounts are otherwise payable, a registered holder of Preferred Securities may institute a Direct Action against the Company for enforcement of payment to such holder of an amount equal to the amount payable in respect of Junior Subordinated Debentures having a principal amount equal to the aggregate Liquidation Amount of the Preferred Securities held by such holder. The Company may not amend the Junior Subordinated Indenture to remove the foregoing right to bring a Direct Action without the prior written consent of the holders of all the Preferred Securities. The Company will have the right under the Junior Subordinated Indenture to set-off any payment made to such holder of Preferred Securities by the Company in connection with a Direct Action.

  The holders of the Preferred Securities are not able to exercise directly any remedies available to the holders of the Junior Subordinated Debentures except under the circumstances described in the preceding paragraph. See "Description of Preferred Securities--Events of Default; Notice."

CONSOLIDATION, MERGER, SALE OF ASSETS AND OTHER TRANSACTIONS

  The Junior Subordinated Indenture provides that the Company may not consolidate with or merge into any other Person or convey, transfer or lease its properties and assets substantially as an entirety to any Person, and no Person may consolidate with or merge into the Company or convey, transfer or lease its properties and assets substantially as an entirety to the Company, unless (i) if the Company consolidates with or merges into another Person or conveys or transfers its properties and assets substantially as an entirety to any Person, the successor Person is organized under the laws of the United States or any state or the District of Columbia, and such successor Person expressly assumes the Company's obligations in respect of the Junior Subordinated Debentures; (ii) immediately after giving effect thereto, no Debenture Event of Default, and no event which, after notice or lapse of time or both, would constitute a Debenture Event of Default, has occurred and is continuing; and (iii) certain other conditions as prescribed in the Junior Subordinated Indenture are satisfied.

  The provisions of the Junior Subordinated Indenture do not afford holders of the Junior Subordinated Debentures protection in the event of a highly leveraged or other transaction involving the Company that may adversely affect holders of the Junior Subordinated Debentures.

SATISFACTION AND DISCHARGE

  The Junior Subordinated Indenture provides that when, among other things, all Junior Subordinated Debentures not previously delivered to the Debenture Trustee for cancellation (i) have become due and payable, (ii) will become due and payable at the Stated Maturity within one year, and the Company deposits or causes to be deposited with the Debenture Trustee funds, in trust, for the purpose and in an amount sufficient to pay and discharge the entire indebtedness on the Junior Subordinated Debentures not previously delivered to the Debenture Trustee for cancellation, for the principal (and premium, if any) and interest to the date of the deposit or to the Stated Maturity, as the case may be, then the Junior Subordinated Indenture will cease to be of further effect (except as to the Company's obligations to pay all other sums due pursuant to the Junior Subordinated Indenture and to provide the officers' certificates and opinions of counsel described therein), and the Company will be deemed to have satisfied and discharged the Junior Subordinated Indenture.

SUBORDINATION

  The Junior Subordinated Debentures will be subordinate and junior in right of payment, to the extent set forth in the Junior Subordinated Indenture, to all Senior Indebtedness (as defined below) of the Company. If the Company defaults in the payment of any principal, premium, if any, or interest, if any, or any other amount payable on any Senior Indebtedness when the same becomes due and payable, whether at maturity or at a date fixed for redemption or by declaration of acceleration or otherwise, then, unless and until such default has been cured or waived or has ceased to exist or all Senior Indebtedness has been paid, no direct or indirect payment (in cash, property, securities, by setoff or otherwise) may be made or agreed to be made on the Junior Subordinated Debentures, or in respect of any redemption, repayment, retirement, purchase or other acquisition of any of the Junior Subordinated Debentures.

  As used herein, "Senior Indebtedness" means, whether recourse is to all or a portion of the assets of the Company and whether or not contingent, (i) every obligation of the Company for money borrowed; (ii) every obligation of the Company evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses; (iii) every reimbursement obligation of the Company with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of the Company; (iv) every obligation of the Company issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business); (v) every capital lease obligation of the Company; (vi) every obligation of the Company for claims (as defined in Section 101(4) of the United States Bankruptcy Code of 1978, as amended) in respect of derivative products such as interest and foreign exchange rate contracts, commodity contracts and similar arrangements; and (vii) every obligation of the type referred to in clauses (i) through (vi) of another person and all dividends of another person the payment of which, in either case, the Company has guaranteed or is responsible or liable, directly or indirectly, as obligor or otherwise; provided that "Senior Indebtedness" shall not include (i) any obligations which, by their terms, are expressly stated to rank pari passu in right of payment with, or to not be superior in right of payment to, the Junior Subordinated Debentures, (ii) any Senior Indebtedness of the Company which when incurred and without respect to any election under
Section 1111(b) of the United States Bankruptcy Code of 1978, as amended, was without recourse to the Company, (iii) any indebtedness of the Company to any of its subsidiaries, (iv) indebtedness to any executive officer or director of the Company, or (v) any indebtedness in respect of debt securities issued to any trust, or a trustee of such trust, partnership or other entity affiliated with the Company that is a financing entity of the Company in connection with the issuance by such financing entity of securities that are similar to the Preferred Securities.

  In the event of (i) certain events of bankruptcy, dissolution or liquidation of the Company or the holder of the Common Securities, (ii) any proceeding for the liquidation, dissolution or other winding up of the Company, voluntary or involuntary, whether or not involving insolvency or bankruptcy proceedings,
(iii) any assignment by the Company for the benefit of creditors or (iv) any other marshaling of the assets of the Company, all Senior Indebtedness (including any interest thereon accruing after the commencement of any such proceedings) shall first be paid in full before any payment or distribution, whether in cash, securities or other property, shall be made on account of the Junior Subordinated Debentures. In such event, any payment or distribution on account of the Junior Subordinated Debentures, whether in cash, securities or other property, that would otherwise (but for the subordination provisions) be payable or deliverable in respect of the Junior Subordinated Debentures will be paid or delivered directly to the holders of Senior Indebtedness in accordance with the priorities then existing among such holders until all Senior Indebtedness (including any interest thereon accruing after the commencement of any such proceedings) has been paid in full.

  In the event of any such proceeding, after payment in full of all sums owing with respect to Senior Indebtedness, the holders of Junior Subordinated Debentures, together with the holders of any obligations of the Company ranking on a parity with the Junior Subordinated Debentures, will be entitled to be paid from the remaining assets of the Company the amounts at the time due and owing on the Junior Subordinated Debentures and such other obligations before any payment or other distribution, whether in cash, property or otherwise, will be made on account of any capital stock or obligations of the Company ranking junior to the Junior Subordinated Debentures and such other obligations. If any payment or distribution on account of the Junior Subordinated Debentures of any character or any security, whether in cash, securities or other property is received by any holder of any Junior Subordinated Debentures in contravention of any of the terms hereof and before all the Senior Indebtedness has been paid in full, such payment or distribution or security will be received in trust for the benefit of, and must be paid over or delivered and transferred to, the holders of the Senior Indebtedness at the time outstanding in accordance with the priorities then existing among such holders for application to the payment of all Senior Indebtedness remaining unpaid to the extent necessary to pay all such Senior Indebtedness in full. By reason of such subordination, in the event of the insolvency of the Company, holders of Senior Indebtedness may receive more, ratably, and holders of the Junior Subordinated Debentures may receive less, ratably, than the other creditors of the Company. Such subordination will not prevent the occurrence of any Event of Default in respect of the Junior Subordinated Debentures.

  The Junior Subordinated Indenture places no limitation on the amount of additional Senior Indebtedness that may be incurred by the Company. The Company expects from time to time to incur additional indebtedness constituting Senior Indebtedness.

INFORMATION CONCERNING THE DEBENTURE TRUSTEE

  The Debenture Trustee, other than during the occurrence and continuance of a default by the Company in performance of its obligations under the Junior Subordinated Debenture, is under no obligation to exercise any of the powers vested in it by the Junior Subordinated Indenture at the request of any holder of Junior Subordinated Debentures, unless offered reasonable indemnity by such holder against the costs, expenses and liabilities that might be incurred thereby. The Debenture Trustee is not required to expend or risk its own funds or otherwise incur personal financial liability in the performance of its duties if the Debenture Trustee reasonably believes that repayment or adequate indemnity is not reasonably assured to it.

  Bankers Trust Company, the Debenture Trustee, may serve from time to time as trustee under other indentures or trust agreements with the Company or its subsidiaries relating to other issues of their securities. In addition, the Company and certain of its affiliates may have other banking relationships with Bankers Trust Company and its affiliates.

GOVERNING LAW

  The Junior Subordinated Indenture and the Junior Subordinated Debentures will be governed by and construed in accordance with the laws of the State of New York.

                           DESCRIPTION OF GUARANTEE

  The Guarantee will be executed and delivered by the Company concurrently with the issuance of Preferred Securities by the Issuer Trust for the benefit of the holders from time to time of the Preferred Securities. Bankers Trust Company will act as Guarantee Trustee under the Guarantee. This summary of certain provisions of the Guarantee does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the Guarantee, including the definitions therein of certain terms. A copy of the form of Guarantee is available upon request from the Guarantee Trustee. The Guarantee Trustee will hold the Guarantee for the benefit of the holders of the Preferred Securities.

GENERAL

  The Company will irrevocably agree to pay in full on a subordinated basis, to the extent set forth in the Guarantee and described herein, the Guarantee Payments (as defined below) to the holders of the Preferred Securities, as and when due, regardless of any defense, right of set-off or counterclaim that the Issuer Trust may have or assert other than the defense of payment. The following payments with respect to the Preferred Securities, to the extent not paid by or on behalf of the Issuer Trust (the "Guarantee Payments"), will be subject to the Guarantee: (i) any accumulated and unpaid Distributions required to be paid on such Preferred Securities, to the extent that the Issuer Trust has funds on hand available therefor at such time, (ii) the Redemption Price with respect to any Preferred Securities called for redemption, to the extent that the Issuer Trust has funds on hand available therefor at such time, and (iii) upon a voluntary or involuntary dissolution, of the Issuer Trust (unless the Junior Subordinated Debentures are distributed to holders of the Preferred Securities), the lesser of (a) the aggregate of the Liquidation Amount and all accumulated and unpaid Distributions to the date of payment, to the extent that the Issuer Trust has funds on hand available therefor at such time, and (b) the amount of assets of the Issuer Trust remaining available for distribution to holders of the Preferred Securities on liquidation of the Issuer Trust. The Company's obligation to make a Guarantee Payment may be satisfied by direct payment of the required amounts by the Company to the holders of the Preferred Securities or by causing the Issuer Trust to pay such amounts to such holders.

  The Guarantee will be an irrevocable guarantee on a subordinated basis of the Issuer Trust's obligations under the Preferred Securities, but will apply only to the extent that the Issuer Trust has funds sufficient to make such payments, and is not a guarantee of collection.

  If the Company does not make payments on the Junior Subordinated Debentures held by the Issuer Trust, the Issuer Trust will not be able to pay any amounts payable in respect of the Preferred Securities and will not have funds legally available therefor. The Guarantee will rank subordinate and junior in right of payment to all

Senior Indebtedness of the Company. See "--Status of the Guarantee." The Guarantee does not limit the incurrence or issuance of other secured or unsecured debt of the Company, including Senior Indebtedness, whether under the Junior Subordinated Indenture, any other indenture that the Company may enter into in the future or otherwise.

  The Company has, through the Guarantee, the Trust Agreement, the Junior Subordinated Debentures and the Junior Subordinated Indenture, taken together, fully, irrevocably and unconditionally guaranteed all the Issuer Trust's obligations under the Preferred Securities on a subordinated basis. No single document standing alone or operating in conjunction with fewer than all the other documents constitutes such guarantee. It is only the combined operation of these documents that has the effect of providing a full, irrevocable and unconditional guarantee of the Issuer Trust's obligations in respect of the Preferred Securities. See "Relationship Among the Preferred Securities, the Junior Subordinated Debentures and the Guarantee."

STATUS OF THE GUARANTEE

  The Guarantee will constitute an unsecured obligation of the Company and will rank subordinate and junior in right of payment to all Senior Indebtedness of the Company in the same manner as the Junior Subordinated Debentures.

  The Guarantee will constitute a guarantee of payment and not of collection (i.e., the guaranteed party may institute a legal proceeding directly against the Guarantor to enforce its rights under the Guarantee without first instituting a legal proceeding against any other person or entity). The Guarantee will be held by the Guarantee Trustee for the benefit of the holders of the Preferred Securities. The Guarantee will not be discharged except by payment of the Guarantee Payments in full to the extent not paid by the Issuer Trust or distribution to the holders of the Preferred Securities of the Junior Subordinated Debentures.

AMENDMENTS AND ASSIGNMENT

  Except with respect to any changes which do not materially adversely affect the rights of holders of the Preferred Securities (in which case no vote will be required), the Guarantee may not be amended without the prior approval of the holders of not less than a majority of the aggregate Liquidation Amount of the outstanding Preferred Securities. The manner of obtaining any such approval will be as set forth under "Description of Preferred Securities-- Voting Rights; Amendment of Trust Agreement." All guarantees and agreements contained in the Guarantee shall bind the successors, assigns, receivers, trustees and representatives of the Company and shall inure to the benefit of the holders of the Preferred Securities then outstanding.

EVENTS OF DEFAULT

  An event of default under the Guarantee will occur upon the failure of the Company to perform any of its payment or other obligations thereunder, or to perform any non-payment obligation if such non-payment default remains unremedied for 30 days. The holders of not less than a majority in aggregate Liquidation Amount of the outstanding Preferred Securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Guarantee Trustee in respect of the Guarantee or to direct the exercise of any trust or power conferred upon the Guarantee Trustee under the Guarantee.

  Any registered holder of Preferred Securities may institute a legal proceeding directly against the Company to enforce its rights under the Guarantee without first instituting a legal proceeding against the Issuer Trust, the Guarantee Trustee or any other person or entity.

  The Company, as guarantor, is required to file annually with the Guarantee Trustee a certificate as to whether or not the Company is in compliance with all the conditions and covenants applicable to it under the Guarantee.

INFORMATION CONCERNING THE GUARANTEE TRUSTEE

  The Guarantee Trustee, other than during the occurrence and continuance of a default by the Company in performance of the Guarantee, undertakes to perform only such duties as are specifically set forth in the Guarantee and, after the occurrence of an event of default with respect to the Guarantee, must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the Guarantee Trustee is under no obligation to exercise any of the powers vested in it by the Guarantee at the request of any holder of the Preferred Securities unless it is offered reasonable indemnity against the costs, expenses and liabilities that might be incurred thereby.

  For information concerning the relationship between Bankers Trust Company, as Guarantee Trustee, and the Company, see "Description of Junior Subordinated Debentures--Information Concerning the Debenture Trustee."

TERMINATION OF THE GUARANTEE

  The Guarantee will terminate and be of no further force and effect upon full payment of the Redemption Price of the Preferred Securities, upon full payment of the amounts payable with respect to the Preferred Securities upon liquidation of the Issuer Trust or upon distribution of Junior Subordinated Debentures to the holders of the Preferred Securities. The Guarantee will continue to be effective or will be reinstated, as the case may be, if at any time any holder of the Preferred Securities must restore payment of any sums paid under the Preferred Securities or the Guarantee.

GOVERNING LAW

  The Guarantee will be governed by and construed in accordance with the laws of the State of New York.

            RELATIONSHIP AMONG THE PREFERRED SECURITIES, THE JUNIOR
                   SUBORDINATED DEBENTURES AND THE GUARANTEE

FULL AND UNCONDITIONAL GUARANTEE

  Payments of Distributions and other amounts due on the Preferred Securities (to the extent the Issuer Trust has funds available for such payment) are irrevocably guaranteed, on a subordinated basis, by the Company as and to the extent set forth under "Description of Guarantee." Taken together, the Company's obligations under the Junior Subordinated Debentures, the Junior Subordinated Indenture, the Trust Agreement and the Guarantee provide, in the aggregate, a full, irrevocable and unconditional guarantee of payments of Distributions and other amounts due on the Preferred Securities. No single document standing alone or operating in conjunction with fewer than all the other documents constitutes such guarantee. It is only the combined operation of these documents that has the effect of providing a full, irrevocable and unconditional guarantee of the Issuer Trust's obligations in respect of the Preferred Securities. If and to the extent that the Company does not make payments on the Junior Subordinated Debentures, the Issuer Trust will not have sufficient funds to pay Distributions or other amounts due on the Preferred Securities. The Guarantee does not cover payment of amounts payable with respect to the Preferred Securities when the Issuer Trust does not have sufficient funds to pay such amounts. In such event, the remedy of a holder of the Preferred Securities is to institute a legal proceeding directly against the Company for enforcement of payment of the Company's obligations under Junior Subordinated Debentures having a principal amount equal to the Liquidation Amount of the Preferred Securities held by such holder.

  The obligations of the Company under the Junior Subordinated Debentures and the Guarantee are subordinate and junior in right of payment to all Senior Indebtedness.

SUFFICIENCY OF PAYMENTS

  As long as payments are made when due on the Junior Subordinated Debentures, such payments will be sufficient to cover Distributions and other payments distributable on the Preferred Securities, primarily because

(i) the aggregate principal amount of the Junior Subordinated Debentures will be equal to the sum of the aggregate stated Liquidation Amount of the Preferred Securities and Common Securities; (ii) the interest rate and interest and other payment dates on the Junior Subordinated Debentures will match the Distribution rate, Distribution Dates and other payment dates for the Preferred Securities; (iii) the Company will pay for any and all costs, expenses and liabilities of the Issuer Trust except the Issuer Trust's obligations to holders of the Trust Securities; and (iv) the Trust Agreement further provides that the Issuer Trust will not engage in any activity that is not consistent with the limited purposes of the Issuer Trust.

  Notwithstanding anything to the contrary in the Junior Subordinated Indenture, the Company has the right to set-off any payment it is otherwise required to make thereunder against and to the extent the Company has theretofore made, or is concurrently on the date of such payment making, a payment under the Guarantee.

ENFORCEMENT RIGHTS OF HOLDERS OF PREFERRED SECURITIES

  A holder of any Preferred Security may institute a legal proceeding directly against the Company to enforce its rights under the Guarantee without first instituting a legal proceeding against the Guarantee Trustee, the Issuer Trust or any other person or entity. See "Description of Guarantee."

  A default or event of default under any Senior Indebtedness of the Company would not constitute a default or Event of Default in respect of the Preferred Securities. However, in the event of payment defaults under, or acceleration of, Senior Indebtedness of the Company, the subordination provisions of the Junior Subordinated Indenture provide that no payments may be made in respect of the Junior Subordinated Debentures until such Senior Indebtedness has been paid in full or any payment default thereunder has been cured or waived. See "Description of Junior Subordinated Debentures--Subordination."

LIMITED PURPOSE OF ISSUER TRUST

  The Preferred Securities represent preferred undivided beneficial interests in the assets of the Issuer Trust, and the Issuer Trust exists for the sole purpose of issuing its Preferred Securities and Common Securities and investing the proceeds thereof in Junior Subordinated Debentures. A principal difference between the rights of a holder of a Preferred Security and a holder of a Junior Subordinated Debenture is that a holder of a Junior Subordinated Debenture is entitled to receive from the Company payments on Junior Subordinated Debentures held, while a holder of Preferred Securities is entitled to receive Distributions or other amounts distributable with respect to the Preferred Securities from the Issuer Trust (or from the Company under the Guarantee) only if and to the extent the Issuer Trust has funds available for the payment of such Distributions.

RIGHTS UPON DISSOLUTION

  Upon any voluntary or involuntary dissolution of the Issuer Trust, other than any such dissolution involving the distribution of the Junior Subordinated Debentures, after satisfaction of liabilities to creditors of the Issuer Trust as required by applicable law, the holders of the Preferred Securities will be entitled to receive, out of assets held by the Issuer Trust, the Liquidation Distribution in cash. See "Description of Preferred Securities--Liquidation Distribution Upon Dissolution." Upon any voluntary or involuntary liquidation or bankruptcy of the Company, the Issuer Trust, as registered holder of the Junior Subordinated Debentures, would be a subordinated creditor of the Company, subordinated and junior in right of payment to all Senior Indebtedness as set forth in the Junior Subordinated Indenture, but entitled to receive payment in full of all amounts payable with respect to the Junior Subordinated Debentures before any shareholders of the Company receive payments or distributions. Since the Company is the guarantor under the Guarantee and has agreed under the Junior Subordinated Indenture to pay for all costs, expenses and liabilities of the Issuer Trust (other than the Issuer Trust's obligations to the holders of the Trust Securities), the positions of a holder of the Preferred Securities and a holder of such Junior Subordinated Debentures relative to other creditors and to shareholders of the Company in the event of liquidation or bankruptcy of the Company are expected to be substantially the same.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

  The following is a summary of certain United States federal income tax consequences of the purchase, ownership and disposition of Preferred Securities. This summary only addresses the tax consequences to a person that acquires Preferred Securities on their original issue at their original offering price and that is, except as noted below, (i) an individual citizen or resident of the United States, (ii) a corporation, partnership, or other entity organized under the laws of the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is subject to United States federal income tax regardless of source, or (iv) a trust if (a) a United States court of law is able to exercise primary supervision over the trust's administration and (b) one or more United States fiduciaries have the authority to control all of the trust's substantial decisions (a "United States Person"). This summary merely addresses some of the federal income tax consequences applicable to a United States Person that is a beneficial owner of Preferred Securities and does not purport to be a complete analysis or listing of all potential tax consequences or risks and does not address the tax consequences to special classes of taxpayers, including, without limitation, (i) persons that are not United States Persons, (ii) persons that may be subject to special treatment under United States federal income tax law, such as banks, insurance companies, thrift institutions, regulated investment companies, real estate investment trusts, tax-exempt investors and dealers in securities or currencies, (iii) persons that will hold Preferred Securities as part of a position in a "straddle" or as part of a "hedging," "conversion" or other integrated investment transaction for United States federal income tax purposes, (iv) persons whose functional currency is not the United States dollar or (v) persons that do not hold Preferred Securities as capital assets. In addition, this summary does not include any description of alternative minimum tax consequences or the tax laws of any state, local, foreign or other government that may be applicable to a holder of Preferred Securities.

  The statements of law or legal conclusions set forth in this summary constitute the opinion of Stinson, Mag & Fizzell, P.C., in its capacity as counsel to the Company and the Issuer Trust ("Tax Counsel"). This summary is based upon the Internal Revenue Code of 1986, as amended to date (the "Code"), the regulations promulgated thereunder (the "Regulations"), Internal Revenue Service ("IRS") rulings and pronouncements and judicial decisions now in effect, all of which are subject to change at any time. Such changes may be applied retroactively in a manner that could cause the tax consequences to vary substantially from the consequences described below, possibly adversely affecting a beneficial owner of Preferred Securities. In particular, legislation has been proposed that could adversely affect the Company's ability to deduct interest on the Junior Subordinated Debentures, which may in turn permit the Company to cause a redemption of the Preferred Securities. See "--Possible Tax Law Changes." The authorities on which this summary is based are subject to various interpretations, and it is therefore possible that the United States federal income tax treatment of the purchase, ownership and disposition of Preferred Securities may differ from the treatment described below.

  PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT WITH THEIR OWN TAX ADVISORS IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES AS TO THE UNITED STATES FEDERAL TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF PREFERRED SECURITIES, AS WELL AS THE EFFECT OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX LAWS.

CLASSIFICATION OF THE JUNIOR SUBORDINATED DEBENTURES AND THE ISSUER TRUST

  Under current law and assuming compliance with the terms of the Trust Agreement, the Issuer Trust will not be taxable as a corporation but will instead be classified as a grantor trust for United States federal income tax purposes. As a result, each beneficial owner of Preferred Securities (a "Securityholder") will be treated for federal income tax purposes as a holder of its pro rata share of the Junior Subordinated Debentures held by the Issuer Trust. Accordingly, each Securityholder will be required to include in its gross income its pro rata share of the interest income, including OID, paid or accrued with respect to the Junior Subordinated Debentures whether or not cash is actually distributed to the Securityholders. See "--Interest Income and Original Issue Discount." The Junior Subordinated Debentures will be classified as indebtedness of the Company for United States federal income tax purposes.

  The Company, the Issuer Trust and holders of the Preferred Securities (by the acceptance of a beneficial interest in a Preferred Security) will agree to treat the Junior Subordinated Debentures as indebtedness for United States federal income tax purposes. In connection with the issuance of the Junior Subordinated Debentures, Tax Counsel is of the opinion that, under current law, and based on the representations, facts and assumptions set forth herein, the Junior Subordinated Debentures will be classified as indebtedness for United States federal income tax purposes.

INTEREST INCOME AND ORIGINAL ISSUE DISCOUNT

  The Junior Subordinated Debentures generally provide for quarterly payments of interest, subject to the Company's ability to defer payment of interest with respect to an Extension Period. The timing of the Securityholders' recognition of the interest income on the Junior Subordinated Debentures is dependant upon whether the Junior Subordinated Debentures are treated as original issue discount ("OID") obligations under the Code. An obligation has OID if the stated redemption price of the obligation exceeds the issue price by more than a de minimis amount. The stated redemption price generally is the sum of all payments to be made on the obligation other than payments of qualified stated interest. Qualified stated interest is interest which is unconditionally payable in cash or property (other than debt instruments of the issuer) at least annually at a single fixed rate. Under applicable Regulations, if the terms and conditions of a debt instrument make the likelihood that stated interest will not be timely paid a "remote" contingency, such contingency will be ignored in determining whether a debt instrument is issued with OID.

  Although the Company believes that the likelihood of its exercising its option to defer payments of interest is remote, an issue exists as to whether such likelihood is remote under the terms and conditions of the debt instrument. If the likelihood is not remote under the terms and conditions of the debt instrument, the quarterly interest payments will not be treated as qualified stated interest and the Junior Subordinated Debentures will be OID obligations. Otherwise, the quarterly interest payments are treated as qualified stated interest and the Junior Subordinated Debentures are not OID obligations.

  Qualified stated interest is includible in income by a Securityholder in accordance with such Securityholder's method of tax accounting. OID is includible in income by a Securityholder based upon an accrual method of income, irrespective of whether the holder uses the cash or accrual method of tax accounting.

  The Company intends to take the position that the Junior Subordinated Debentures will not be considered to be issued with OID at the time of their original issuance and, accordingly, a Securityholder should include in gross income such Securityholder's allocable share of interest as qualified stated interest on the Junior Subordinated Debentures in accordance with such Securityholder's method of tax accounting. If the Junior Subordinated Debentures are considered to be issued with OID, the Securityholders will have to report the interest income under an accrual method of tax accounting.

  Under the Regulations, if the Company exercises its option to defer any payment of interest, the Junior Subordinated Debentures will at that time be treated as issued with OID, and all stated interest (and de minimis OID, if any) on the Junior Subordinated Debentures would thereafter be treated as OID as long as the Junior Subordinated Debentures remained outstanding. In such event, all of a Securityholder's taxable interest income with respect to the Junior Subordinated Debentures would be accounted for as OID on an economic accrual basis regardless of such Securityholder's method of tax accounting, and actual distributions of stated interest would not be reported as taxable income. Consequently, a Securityholder would be required to include in gross income OID even though the Company would not make any actual cash payments during an Extension Period.

  The IRS has not provided significant guidance with respect to the Regulations through published rulings or other published interpretations and, therefore, the IRS could take a position contrary to the interpretation herein.

  Because income on the Preferred Securities will constitute interest or OID, corporate Securityholders will not be entitled to a dividends-received deduction with respect to any income recognized with respect to the Preferred Securities.

  Subsequent uses of the term "interest" in this summary include income in the form of OID.

DISTRIBUTION OF JUNIOR SUBORDINATED DEBENTURES TO SECURITYHOLDERS

  Under current law, a distribution by the Issuer Trust of the Junior Subordinated Debentures as described under the caption "Description of Preferred Securities--Liquidation Distribution Upon Dissolution" will be non-taxable and will result in the Securityholder receiving directly its pro rata share of the Junior Subordinated Debentures previously held indirectly through the Issuer Trust, with a holding period and aggregate tax basis equal to the holding period and aggregate tax basis such Securityholder had in its Preferred Securities before such distribution. If, however, the liquidation of the Issuer Trust were to occur because the Issuer Trust is subject to United States federal income tax with respect to income accrued or received on the Junior Subordinated Debentures, the distribution of Junior Subordinated Debentures to Securityholders by the Issuer Trust would be a taxable event to the Issuer Trust and each Securityholder, and the Securityholder would recognize gain or loss as if the Securityholder had exchanged its Preferred Securities for the Junior Subordinated Debentures it received upon the liquidation of the Issuer Trust. A Securityholder will recognize interest in respect of Junior Subordinated Debentures received from the Issuer Trust in the manner described above under "--Interest Income and Original Issue Discount."

  Under certain circumstances described herein (see "Description of Junior Subordinated Debentures--Redemption"), the Junior Subordinated Debentures may be redeemed by the Company for cash and the proceeds of such redemption distributed by the Issuer Trust to holders in redemption of their Preferred Securities. Under current law, such a redemption would, for United States federal income tax purposes, constitute a taxable disposition of the redeemed Preferred Securities, and a holder would recognize gain or loss as if it sold such redeemed Preferred Securities for cash. See "--Sales of Preferred Securities."

SALES OF PREFERRED SECURITIES

  A Securityholder that sells Preferred Securities will recognize gain or loss equal to the difference between its adjusted tax basis in the Preferred Securities and the amount realized on the sale of such Preferred Securities. Assuming that the Company does not exercise its option to defer payment of interest on the Junior Subordinated Debentures, and the Preferred Securities are not considered issued with OID, a Securityholder's adjusted tax basis in the Preferred Securities generally will be its initial purchase price. If the Junior Subordinated Debentures are deemed to be issued with OID, a Securityholder's tax basis in the Preferred Securities generally will be its initial purchase price, increased by OID previously includible in such Securityholder's gross income to the date of disposition and decreased by distributions or other payments received on the Preferred Securities other than payments of qualified stated interest. Such gain or loss generally will be a capital gain or loss (except to the extent of any accrued interest with respect to such Securityholder's pro rata share of the Junior Subordinated Debentures required to be included in income) and generally will be a long-term capital gain or loss if the Preferred Securities have been held for more than one year.

  Should the Company exercise its option to defer any payment of interest on the Junior Subordinated Debentures, the Preferred Securities may trade at a price that does not accurately reflect the value of accrued but unpaid interest with respect to the underlying Junior Subordinated Debentures. In the event of such a deferral, a Securityholder that disposes of its Preferred Securities between record dates for payments of distributions thereon will be required to include in income as ordinary income its share of accrued but unpaid interest on the Junior Subordinated Debentures to the date of disposition as OID, but may not receive the cash related thereto. However, such Securityholder will add such amount to its adjusted tax basis in the Preferred Securities. To the extent the selling price is less than the Securityholder's adjusted tax basis, such Securityholder will recognize a capital loss. Subject to certain limited exceptions, capital losses generally cannot be applied to offset ordinary income for United States federal income tax purposes.

BACKUP WITHHOLDING TAX AND INFORMATION REPORTING

  The amount of interest income paid or accrued on the Preferred Securities held of record by United States Persons (other than corporations and certain other exempt Securityholders) will be reported to the IRS.

"Backup" withholding at a rate of 31%, or other rate as may be required by the Code or the Regulations, will apply to payments of interest to non-exempt United States Persons unless the Securityholder furnishes its taxpayer identification number in the manner prescribed in the applicable Regulations, certifies that such number is correct, certifies as to no loss of exemption from backup withholding and meets certain other conditions.

  Payment of the proceeds from the disposition of Preferred Securities to or through the United States office of a broker is subject to information reporting and backup withholding unless the Securityholder establishes an exemption from the information reporting and backup withholding requirements.

  Any amounts withheld from a Securityholder under the backup withholding rules will be allowed as a refund or a credit against such Securityholder's United States federal income tax liability, provided the required information is furnished to the IRS.

  It is anticipated that income on the Preferred Securities required to be reported to the IRS will be reported to Securityholders on Form 1099 and mailed to Securityholders by January 31 following each calendar year.

  These backup withholding tax and information reporting rules currently are under review by the United States Treasury Department and proposed Treasury regulations issued on April 22, 1996 would modify certain of such rules. Accordingly, the application of such rules to the Preferred Securities could be changed.

POSSIBLE TAX LAW CHANGES

  On February 6, 1997, President Clinton released his budget proposals for fiscal year 1998. One of the revenue provisions of those proposals would generally deny interest deductions for interest on an instrument issued by a corporation that has a maximum term of more than 15 years and that is not shown as indebtedness on the separate balance sheet of the issuer or, where the instrument is issued to a related party (other than a corporation), where the holder or some other related party issues a related instrument that is not shown as indebtedness on the issuer's consolidated balance sheet. If enacted as proposed by the President, this provision would be effective for instruments issued on or after the date of first action by a Congressional committee with respect to the proposal. It is not clear from the President's proposals what constitutes Congressional "committee action" with respect to this proposal. If the proposed provision were to apply to the Junior Subordinated Debentures, the Company would be unable to deduct interest on the Junior Subordinated Debentures. Under current law, the Company will be able to deduct interest on the Junior Subordinated Debentures; however, the Company and the Issuer Trust have been advised by Tax Counsel that, if enacted as proposed, the recently proposed legislation would change the deductibility of the interest paid by the Company on the Junior Subordinated Debentures for federal income tax purposes if the Junior Subordinated Debentures are issued after "committee action," and that Congress could pass such legislation giving it retroactive effect to the date of the first committee action or some other date prior to its enactment into law. There can be no assurance that future legislative proposals or final legislation will not affect the ability of the Company to deduct interest on the Junior Subordinated Debentures.

  The House Ways and Means Committee presently is anticipated to consider the President's proposal in June, 1997. If the Preferred Securities are issued after the first committee action and if the proposed legislation is enacted as proposed, such enactment would give rise to a Tax Event, which may permit the redemption of the Preferred Securities, as described more fully in this Prospectus under "Description of Preferred Securities--Redemption."

                         CERTAIN ERISA CONSIDERATIONS

  The Company and certain affiliates of the Company may each be considered a "party in interest" within the meaning of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") or a "disqualified person" within the meaning of Section 4975 of the Code with respect to many employee benefit plans ("Plans") that are subject to ERISA. The purchase of the Preferred Securities by a Plan that is subject to the fiduciary responsibility provisions of ERISA or the prohibited transaction provisions of Section 4975(e)(1) of the Code) and with respect to which the Company, or any affiliate of the Company is a service provider (or otherwise is a party in interest or a disqualified person) may constitute or result in a prohibited transaction under ERISA or Section 4975 of the Code, unless the Preferred Securities are acquired pursuant to and in accordance with an applicable exemption. Any pension or other employee benefit plan proposing to acquire any Preferred Securities should consult with its counsel.

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement (the "Underwriting Agreement") dated June , 1997, among the Company, the Issuer Trust and Ryan, Beck & Co. (the "Underwriter"), the Issuer Trust has agreed to sell to the Underwriter, and the Underwriter has agreed to purchase from the Issuer Trust $10,000,000 aggregate Liquidation Amount of Preferred Securities at the public offering price subject to the underwriting commissions set forth on the cover page of this Prospectus.

  The Underwriting Agreement provides that the obligations of the Underwriter are subject to certain conditions precedent and that the Underwriter will purchase all of the Preferred Securities offered hereby if any of such Preferred Securities are purchased.

  The Company has been advised by the Underwriter that the Underwriter proposes to offer the Preferred Securities to the public and other dealers at the public offering price set forth on the cover page of this Prospectus and will share with certain dealers from its commission a concession not in excess
of $    per Preferred Security. The Underwriter may allow, and such dealers
may reallow, a concession not in excess of $    per Preferred Security to
certain other dealers. After the public offering, the offering price and other selling terms may be changed by the Underwriter.

  The Company has granted to the Underwriter an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to an additional $1,500,000 aggregate Liquidation Amount of the Preferred Securities
at the public offering price plus accrued Distributions, if any, from       ,
1997. To the extent that the Underwriter exercises such option, the Company will be obligated, pursuant to the option, to sell such Preferred Securities to the Underwriter. The Underwriter may exercise such option only to cover over-allotments made in connection with the sale of the Preferred Securities offered hereby. If purchased, the Underwriter will offer such additional Preferred Securities on the same terms as those on which the $10,000,000 aggregate Liquidation Amount of the Preferred Securities are being offered.

  In view of the fact that the proceeds from the sale of the Preferred Securities will be used to purchase the Junior Subordinated Debentures issued by the Company, the Underwriting Agreement provides that the Company will pay as compensation for the Underwriter's arranging the investment therein of such proceeds an amount of $.30 per Preferred Security (or $300,000 ($345,000 if the over-allotment option is exercised in full) in the aggregate) and an advisory fee equal to 1% of the gross proceeds of the Offering to the account of the Underwriter (an additional $100,000 or $115,000 if the over-allotment is exercised). The Company has also agreed to reimburse the Underwriter for its reasonable out-of-pocket expenses, including legal fees and expenses related to the Offering of the Preferred Securities.

  In connection with the offering of the Preferred Securities, the Underwriter and any selling group members and their respective affiliates may engage in transactions effected in accordance with Rule 104 of the Securities and Exchange Commission's Regulation M that are intended to stabilize, maintain or otherwise affect the market price of the Preferred Securities. Such transactions may include over-allotment transactions in which the Underwriter creates a short position for its own account by selling more Preferred Securities than it is committed to purchase from the Trust Issuer. In such a case, to cover all or part of the short position, the Underwriter may exercise the over-allotment option described above or may purchase Preferred Securities in the open market following completion of the initial offering of the Preferred Securities. The Underwriter also may engage in stabilizing transactions in which it bids for, and purchases, shares of the Preferred Securities at a level above that which might otherwise prevail in the open market for the purpose of preventing or retarding a decline in the market price of the Preferred Securities. The Underwriter also may reclaim any selling concessions allowed to an Underwriter or dealer if the Underwriter repurchases shares distributed by the Underwriter or dealer. Any of the foregoing transactions may result in the maintenance of a price for the Preferred Securities at a level above that which might otherwise prevail in the open market. Neither the Company nor the Underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Preferred Securities. The Underwriter is not required to engage in any of the foregoing transactions and, if commenced, such transactions may be discontinued at any time without notice.

  Because the National Association of Securities Dealers, Inc. ("NASD") is expected to view the Preferred Securities as interests in a direct participation program, the offering of the Preferred Securities is being made in compliance with the applicable provisions of Rule 2810 of the NASD's Conduct Rules.

  The Preferred Securities are a new issue of securities with no established trading market. The Company and the Issuer Trust have been advised by the Underwriter that it intends to make a market in the Preferred Securities. However, the Underwriter is not obligated to do so and such market making may be interrupted or discontinued at any time without notice at the sole discretion of the Underwriter. Application has been made by the Company to list the Preferred Securities in the Nasdaq National Market, but one of the requirements for listing and continuing listing is the presence of two market makers for the Preferred Securities, and the presence of a second market maker cannot be assured. Accordingly, no assurance can be given as to the development or liquidity of any market for the Preferred Securities.

  The Company and the Issuer Trust have agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act.

  The Underwriter may in the future perform various services for the Company, including investment banking services, for which it may receive customary fees for such services.

                            VALIDITY OF SECURITIES

  The validity of the Guarantee and the Junior Subordinated Debentures and certain tax matters will be passed upon for the Company by Stinson, Mag & Fizzell, P.C., Kansas City, Missouri, counsel to the Company. Stinson, Mag & Fizzell, P.C. will rely as to certain matters of New Jersey law on the opinion of Thacher Proffitt & Wood, Jersey City, New Jersey. Certain legal matters will be passed upon and for the Underwriter by Pitney, Hardin, Kipp & Szuch, Morristown, New Jersey. Certain matters of Delaware law relating to the validity of the Preferred Securities, the enforceability of the Trust Agreement and the creation of the Issuer Trust will be passed upon by Richards, Layton & Finger, special Delaware counsel to the Company and the Issuer Trust. Stinson, Mag & Fizzell, P.C. and Pitney, Hardin, Kipp & Szuch, will rely as to certain matters of Delaware law on the opinion of Richards, Layton & Finger.

                                    EXPERTS

  The consolidated financial statements of the Company as of December 31, 1996 and 1995, and for each of the years in the three-year period ended December 31, 1996, appearing in the Company's Annual Report on Form 10-K for the year ended December 31, 1996, have been incorporated by reference in the Prospectus and in the Registration Statement of which this Prospectus forms a part, in reliance upon the report of KPMG Peat Marwick LLP, independent public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP refers to the adoption of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investment in Debt and Equity Securities" in 1994.

  With respect to the unaudited interim financial information for the periods ended March 31, 1997 and 1996, incorporated by reference herein, the independent public accountants have reported that they applied limited procedures in accordance with professional standards for a review of such information. However, their separate report included in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, and incorporated by reference herein, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of section 11 of the Securities Act of 1933 for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by the accountants within the meaning of sections 7 and 11 of the Act.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission located at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the regional offices of the Commission located at 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material also can be obtained at prescribed rates by writing to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Company's Common Stock is included for quotation on the NASDAQ National Market System, and such reports, proxy statements and other information should be available for inspection and copying at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006. Materials also may be accessed electronically by means of the Commission's home page on the Internet (http://www.sec.gov), which contains reports, proxy and information statements and other information regarding companies that file electronically with the Commission. This Prospectus does not contain all the information set forth in the Registration Statement and exhibits thereto, which the Company has filed with the Commission under the Securities Act and to which reference is hereby made.

  No separate financial statements of the Issuer Trust have been included or incorporated by reference herein. The Company and the Issuer Trust do not consider that such financial statements would be material to holders of the Preferred Securities because the Issuer Trust is a newly formed special purpose entity, has no operating history or independent operations and is not engaged in and does not propose to engage in any activity other than holding as trust assets the Junior Subordinated Debentures and issuing the Trust Securities. See "BNB Capital Trust," "Description of Preferred Securities," "Description of Junior Subordinated Debentures" and "Description of Guarantee." In addition, the Company does not expect that the Issuer Trust will be filing reports under the Exchange Act with the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The Company hereby incorporates by reference in this Prospectus the Company's Annual Report on Form 10-K for the year ended December 31, 1996, the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 and the Company's current report on Form 8-K dated June 24, 1997, previously filed by the Company with the Commission pursuant to Section 13 of the Exchange Act. Copies of the Company's Annual Report on Form 10-K for the year ended December 31, 1996 and Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 are being delivered with this Prospectus.

  Any statement contained herein, or in any document all or a portion of which is incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

  The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the foregoing documents incorporated herein by reference (other than certain exhibits to such documents). Written requests should be directed to the Office of the Secretary, Broad National Bancorporation, 905 Broad Street, Newark, New Jersey 07102. Telephone requests may be directed to (201) 624-2300.

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  NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO
GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PRO-SPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEI-THER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED
HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                               ----------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Summary..................................................................   5
Selected Consolidated Financial Data.....................................  10
Risk Factors.............................................................  12
BNB Capital Trust........................................................  19
Use of Proceeds..........................................................  20
Capitalization...........................................................  21
Accounting Treatment.....................................................  22
Description of Preferred Securities......................................  22
Description of Junior Subordinated Debentures............................  35
Description of Guarantee.................................................  43
Relationship Among the Preferred Securities, the Junior Subordinated
 Debentures and the Guarantee............................................  45
Certain Federal Income Tax Consequences..................................  47
Certain ERISA Considerations.............................................  50
Underwriting.............................................................  51
Validity of Securities...................................................  52
Experts..................................................................  52
Available Information....................................................  53
Incorporation of Certain Documents By Reference..........................  53

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                 LOGO  BNB

                                  $10,000,000

                               BNB CAPITAL TRUST

                    % CUMULATIVE TRUST PREFERRED SECURITIES
                          (LIQUIDATION AMOUNT $10 PER
                              PREFERRED SECURITY)
                      GUARANTEED, AS DESCRIBED HEREIN, BY

                         BROAD NATIONAL BANCORPORATION

                                 -------------
                                  PROSPECTUS
                                 -------------

                          [LOGO OF RYAN, BECK & CO.]

                                 June  , 1997

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                PART II: INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     Registration Fees................................................ $  3,485
     Legal Services (including Underwriter's counsel).................  150,000
     Printing and Engraving...........................................   35,000
     Nasdaq Listing Fees..............................................   10,600
     Accounting Fees..................................................   35,000
     Trustee Fees and Expenses........................................   20,000
     Blue Sky Fees and Expenses.......................................    5,000
     Miscellaneous....................................................    5,915
                                                                       --------
     TOTAL............................................................ $265,000
                                                                       ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Section 14A:2-7 of the New Jersey Business Corporation Act (the "NJBCA") permits a corporation, in its certificate of incorporation, to limit or eliminate, subject to certain statutory limitations, the liability of directors or officers of the corporation to the corporation or its shareholders for damages for breach of any duty owed to the corporation or its shareholders, except for a breach of duty based on an act or omission (a) in breach of such person's duty of loyalty to the corporation or its shareholders, (b) not in good faith or involving a knowing violation of law or
(c) resulting in receipt by such person of an improper personal benefit.

  Article NINTH of the Certificate of Incorporation of the Registrant contains a provision eliminating the liability of directors and officers of the Registrant to the fullest extent permitted or authorized by the laws of the State of New Jersey.

  In addition to the foregoing, Section 14A:3-5 of the NJBCA governs the indemnification of directors, officers and employees of the Registrant. The following is the text of that Section as presently enacted:

    (1) As used in this section,

      (a) "Corporate agent" means any person who is or was a director, officer, employee or agent of the indemnifying corporation or of any constituent corporation absorbed by the indemnifying corporation in a consolidation or merger and any person who is or was a director, officer, trustee, employee or agent of any other enterprise, serving as such at the request of the indemnifying corporation, or of any such constituent corporation, or the legal representative of any such director, officer, trustee, employee or agent;

      (b) "Other enterprise" means any domestic or foreign corporation, other than the indemnifying corporation, and any partnership, joint venture, sole proprietorship, trust, or other enterprise, whether or not for profit, served by a corporate agent;

      (c) "Expenses" means reasonable costs, disbursements and counsel fees;

      (d) "Liabilities" means amounts paid or incurred in satisfaction of settlements, judgments, fines and penalties;

      (e) "Proceeding" means any pending, threatened or completed civil, criminal, administrative or arbitrative action, suit or proceeding, and any appeal therein and any inquiry or investigation which could lead to such action, suit or proceeding; and

      (f) References to "other enterprises" include employee benefit plans; references to "fines" include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the indemnifying corporation" include any service as a corporate agent which imposes duties on, or involves services by, the corporate agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner the person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

    (2) Any corporation organized for any purpose under any general or special law of this State shall have the power to indemnify a corporate agent against his expenses and liabilities in connection with any proceeding involving the corporate agent by reason of his being or having been such a corporate agent, other than a proceeding by or in the right of the corporation, if

      (a) Such corporate agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation; and

      (b) With respect to any criminal proceeding, such corporate agent had no reasonable cause to believe his conduct was unlawful. The termination of any proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not of itself create a presumption that such corporate agent did not meet the applicable standards of conduct set forth in paragraphs 14A:3-5(2)(a) and 14A:3-5(2)(b).

    (3) Any corporation organized for any purpose under any general or special law of this State shall have the power to indemnify a corporate agent against his expenses in connection with any proceeding by or in the right of the corporation to procure a judgment in its favor which involves the corporate agent by reason for his being or having been such corporate agent, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. However, in such proceeding no indemnification shall be provided in respect of any claim, issue or matter as to which such corporate agent shall have been adjudged to be liable to the corporation, unless and only to the extent that the Superior Court or the court in which such proceeding was brought shall determine upon application that despite the adjudication of liability, but in view of all circumstances of the case, such corporate agent is fairly and reasonably entitled to indemnity for such expenses as the Superior Court or such other court shall deem proper.

    (4) Any corporation organized for any purpose under any general or special law of this State shall indemnify a corporate agent against expenses to the extent that such corporate agent has been successful on the merits or otherwise in any proceeding referred to in subsections 14A:3-5(2) and 14A:3-5(3) or in defense of any claim, issue or matter therein.

    (5) Any indemnification under subsection 14A:3-5(2) and, unless ordered by a court, under subsection 14A:3-5(3) may be made by the corporation only as authorized in a specific case upon a determination that indemnification is proper in the circumstances because the corporate agent met the applicable standard of conduct set forth in subsection 14A:3-5(2) or subsection 14A:3-5(3). Unless otherwise provided in the certificate of incorporation or bylaws, such determination shall be made

      (a) By the board of directors or a committee thereof, acting by a majority vote of a quorum consisting of directors who were not parties to or otherwise involved in the proceeding; or

      (b) If such a quorum is not obtainable, or, even if obtainable and such quorum of the board of directors or committee by a majority vote of the disinterested directors so directs, by independent legal counsel, in a written opinion, such counsel to be designated by the board of directors; or

      (c) By the shareholders if the certificate of incorporation or bylaws or a resolution of the board of directors or of the shareholders so directs.

    (6) Expenses incurred by a corporate agent in connection with a proceeding may be paid by the corporation in advance of the final disposition of the proceeding as authorized by the board of directors upon receipt of an undertaking by or on behalf of the corporate agent to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified as provided in this section.

    (7)(a) If a corporation upon application of a corporate agent has failed or refused to provide indemnification as required under subsection 14A:3-5(4) or permitted under subsections 14A:3-5(2), 14A:3-5(3) and 14A:3-5(6), a corporate agent may apply to a court for an award of indemnification by the corporation, and such court

      (i) may award indemnification to the extent authorized under subsections 14A:3-5(2) and 14A:3-5(3) and shall award indemnification to the extent required under subsection 14A:3-5(4), notwithstanding any contrary determination which may have been made under subsection 14A:3-5(5); and

      (ii) may allow reasonable expenses to the extent authorized by, and subject to the provisions of, subsection 14A:3-5(6), if the court shall find that the corporate agent has by his pleadings or during the course of the proceeding raised genuine issues of fact or law.

    (b) Application for such indemnification may be made

      (i) in the civil action in which the expenses were or are to be incurred or other amounts were or are to be paid; or

      (ii) to the Superior Court in a separate proceeding. If the application is for indemnification arising out of a civil action, it shall set forth reasonable cause for the failure to make application for such relief in the action or proceeding in which the expenses were or are to be incurred or other amounts were or are to be paid.

      The application shall set forth the disposition of any previous application for indemnification and shall be made in such manner and form as may be required by the applicable rules of court or, in the absence thereof, by direction of the court to which it is made. Such application shall be upon notice to the corporation. The court may also direct that notice shall be given at the expense of the corporation to the shareholders and such other persons as it may designate in such manner as it may require.

    (8) The indemnification and advancement of expenses provided by or granted pursuant to the other subsections of this section shall not exclude any other rights, including the right to be indemnified against liabilities and expenses incurred in proceedings by or in the right of the corporation, to which a corporate agent may be entitled under a certificate of incorporation, bylaw, agreement, vote of shareholders, or otherwise; provided that no indemnification shall be made to or on behalf of a corporate agent if a judgment or other final adjudication adverse to the corporate agent establishes that his acts or omissions (a) were in breach of his duty of loyalty to the corporation or its shareholders, as defined in subsection (3) of N.J.S. 14A:2-7, (b) were not in good faith or involved a knowing violation of law or (c) resulted in receipt by the corporate agent of an improper personal benefit.

    (9) Any corporation organized for any purpose under any general or special law of this State shall have the power to purchase and maintain insurance on behalf of any corporate agent against any expenses incurred in any proceeding and any liabilities asserted against him by reason of his being or having been a corporate agent, whether or not the corporation would have the power to indemnify him against such expenses and liabilities under the provisions of this section. The corporation may purchase such insurance from, or such insurance may be reinsured in whole or in part by, an insurer owned by or otherwise affiliated with the corporation, whether or not such insurer does business with other insureds.

    (10) The powers granted by this section may be exercised by the corporation, notwithstanding the absence of any provision in its certificate of incorporation or bylaws authorizing the exercise of such powers.

    (11) Except as required by subsection 14A:3-5(4), no indemnification shall be made or expenses advanced by a corporation under this section, and none shall be ordered by a court, if such action would be inconsistent with a provision of the certificate of incorporation, a bylaw, a resolution of the board of directors or of the shareholders, an agreement or other proper corporate action, in effect at the time of the accrual of the alleged cause of action asserted in the proceeding, which prohibits, limits or otherwise conditions the exercise of indemnification powers by the corporation or the rights of indemnification to which a corporate agent may be entitled.

    (12) This section does not limit a corporation's power to pay or reimburse expenses incurred by a corporate agent in connection with the corporate agent's appearance as a witness in a proceeding at a time when the corporate agent has not been made a party to the proceeding.

  Article NINTH of the Certificate of Incorporation of the Registrant provides that the Registrant shall indemnify directors and officers of the Registrant to the full extent permitted or authorized by the laws of the State of New Jersey. The Certificate of Incorporation also permits the Registrant to purchase and maintain insurance against any liability asserted against any director or officer of the Registrant arising out of his capacity as such.

  Each of the officers and directors of the Registrant is insured against certain liabilities which he might incur in his capacity as an officer or director pursuant to directors' and officers' liability insurance policies.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

ITEM 16. EXHIBITS:

  The exhibits filed as part of this Registration Statement are as follows:

  1.1   Form of Underwriting Agreement*
  4.1   Form of Junior Subordinated Indenture.**
  4.2   Form of Junior Subordinated Debenture Certificate.**
  4.3   Trust Agreement.**
  4.4   Form of Amended and Restated Trust Agreement.**
  4.5   Form of Preferred Security.**
  4.6   Form of Guarantee.**
  4.7   Certificate of Trust of BNB Capital Trust.*
  5.1   Opinion of Richards, Layton & Finger.*
  5.2   Opinion of Stinson, Mag & Fizzell, P.C.*
  5.3   Opinion of Thacher, Proffitt & Wood.*
  8.1   Tax Opinion of Stinson, Mag & Fizzell, P.C.*
 10.1   Lease between The Prudential Insurance Company of America and Broad
         National Bank dated as of December 15, 1988 (filed as Exhibit 3(e) to the Form 10-K Report of Broad National Bancorporation for the year ended December 31, 1989 and incorporated herein by reference).
 10.1.1 Amendment of Lease between The Prudential Insurance Company of America and Broad National Bank dated as of February 7, 1996 (filed as Exhibit
         10.1.1 to the Form 10-K Report of Broad National Bancorporation for the fiscal year ended December 31, 1995 and incorporated herein by reference).
 10.2   Lease between Third Newark Gateway Urban Renewal Association and Broad
         National Bank, dated September 7, 1984 (filed as Exhibit 10(b) to
         Registration Statement No. 33-01560 and incorporated herein by reference).
 10.3   Lease between O. Navigador Bar, Inc. and Broad National Bank (filed as
         Exhibit 10(c) to Amendment No. 1 to Registration Statement No. 2-78220 and incorporated herein by reference).
 10.4   Lease between Millburn Common Associates and Broad National Bank dated
         June 16, 1976, and Amendment to such Lease, dated September 10, 1985
         (filed as Exhibit 10(d) to Registration Statement No. 33-01560 and incorporated herein by reference).

 10.5    Lease between Cada Holding Corp. and Broad National Bank dated October
          8, 1976 (filed as Exhibit 10(e) to Amendment No. 1 to Registration
          Statement No. 2-78220 and incorporated herein by reference).
 10.6 Lease between Euro Associates and Broad National Bank acknowledged by the parties on December 12, 1985 and December 10, 1985 (filed with
          Amendment No. 2 to Registration Statement No. 33-53658 as Exhibit
          10.6 and incorporated herein by reference).
 10.7    Workletter Agreement between Euro Associates and Broad National Bank
          (filed with Amendment No. 2 to Registration Statement No. 33-53658 as
          Exhibit 10.7 and incorporated herein by reference).
 10.8 Lease between 1000 South Elmora Associates and Broad National Bank dated May 18, 1986 (filed with Amendment No. 2 to Registration
          Statement No. 33-53658 as Exhibit 10.8 and incorporated herein by reference).
 10.9    Lease between Convery Associates and Broad National Bank dated July 1,
          1987, and Rider to Lease Agreement, dated September 1, 1992 (filed with Amendment No. 2 to Registration Statement No. 33-53658 as
          Exhibit 10.10 and incorporated herein by reference).
 10.10   Lease Agreement and Amendment between 466 Bloomfield Avenue
          Associates, Inc. and Broad National Bank dated February 9, 1988
          (filed as Exhibit 10(1) to the Form 10-K Report of Broad National
          Bancorporation for the year ended December 31, 1989 and incorporated herein by reference).
 10.11   Lease Agreement between George Zeik and Broad National Bank dated
          September 1, 1989 (filed as Exhibit 10(m) to the Form 10-K Report for the year ended December 31, 1989 and incorporated herein by reference).
 10.12   Lease between Broad National Realty Corporation and Broad National
          Bank dated May 1, 1990 (filed as Exhibit 10(n) to the Form 10-K
          Report of Broad National Bancorporation for the year ended December
          31, 1990 and incorporated by reference herein).
 10.12.1 Rider to Lease Agreement between Broad National Realty and Broad
          National Bank dated December 21, 1993 (filed as Exhibit 10.13.1 to the Form 10-K Report of Broad National Bancorporation for the year ended December 31, 1993 and incorporated herein by reference).
 10.13 Broad National Bank Employees' Retirement Plan (filed as Exhibit 10(g) to Registration Statement No. 2-78220 and as Exhibit 10(f) to
          Amendment No. 1 to Registration Statement No. 2-78220 and incorporated herein by reference).
 10.14   Form of Amendment to Sections 2.1 and 3.1(c) of the Broad National
          Bank Employees' Retirement Plan (filed as Exhibit 10(p) to the Form
          10-K Report of Broad National Bancorporation for the year ended
          December 31, 1990 and incorporated by reference herein).
 10.15   Description of Bonus Plan for Designated Officers and Employees
          (appears on page 10 of the definitive proxy statement of Broad
          National Bancorporation for its 1991 Annual Meeting of Shareholders and is incorporated herein by reference).
 10.16   Incentive Stock Option Plan for certain employees adopted on March 26,
          1987, and amended April 27, 1989 (filed as Exhibit 10.18 to the Form
          10-K Report of Broad National Bancorporation for the year ended
          December 31, 1992 and incorporated by reference herein).
 10.17   Non-Statutory Stock Option Plan for directors adopted on March 26,
          1987 (filed with Amendment No. 2 to Registration Statement No. 33-
          53658 as Exhibit 10.19 and incorporated herein by reference).
 10.18   Employment Agreement between Donald M. Karp and Broad National
          Bancorporation dated December 31, 1996 (filed as Exhibit 10.18 to the
          Form 10-K Report of Broad National Bancorporation for the year ended
          December 31, 1996 and incorporated herein by reference).

 10.19 Employment Agreement by and between John A. Dorman, Broad National Bank and Broad National Bancorporation, dated December 31, 1996 (filed as
        Exhibit 10.19 to the Form 10-K Report of Broad National Bancorporation for the year ended December 31, 1996 and incorporated herein by reference).
 10.20 Consultant Agreement between Stanley J. Lesnik and Broad National
        Bancorporation dated November 16, 1995 (filed as Exhibit 10.20 to the
        Form 10-K Report of Broad National Bancorporation for the year ended
        December 31, 1995 and incorporated herein by reference).
 10.21 Lease between Broad National Bank, landlord, and Newtrend, L.P., tenant, dated August 10, 1993 (filed as Exhibit 10.22 to the Form 10-K Report of Broad National Bancorporation for the year ended December 31, 1993 and incorporated herein by reference).
 10.22 Newtrend Service Bureau Agreement between Newtrend, Inc. and Broad
        National Bank dated August 10, 1993 (filed as Exhibit 10.23 to the Form
        10-K Report of Broad National Bancorporation for the year ended
        December 31, 1993 and incorporated herein by reference).
 10.23 Newtrend Item Processing Addendum between Newtrend, Inc. and Broad
        National Bank dated August 10, 1993 (filed as Exhibit 10.24 to the Form
        10-K Report of Broad National Bancorporation for the year ended
        December 31, 1993 and incorporated herein by reference).
 10.24 1993 Broad National Incentive Stock Option Plan for certain employees adopted on September 19, 1994 (filed as Exhibit 10.24 to the Form 10-K
        Report of Broad National Bancorporation for the year ended December 31,
        1994 and incorporated herein by reference).
 10.25 1993 Broad National Directors Non-Statutory Stock Option Plan for directors adopted on September 19, 1994 (filed as Exhibit 10.25 to the Form 10-K Report of Broad National Bancorporation for the year ended
        December 31, 1994 and incorporated herein by reference).
 10.26 Lease between Lucky Realty LLC and Broad National Bank (filed as Exhibit
        10.26 to the Form 10-K Report of Broad National Bancorporation for the year ended December 31, 1995 and incorporated herein by reference).
 10.27 Lease between A.J. Seabra Supermarkets V, Inc. and Broad National Bank dated as of April 20, 1995 (filed as Exhibit 10.27 to the Form 10-K
        Report of Broad National Bancorporation for the year ended December 31,
        1995 and incorporated herein by reference).
 10.28 1996 Broad National Bancorporation Incentive Stock Option Plan for certain employees adopted on December 19, 1996 and subsequently amended on January 16, 1997 (filed as Exhibit 10.28 to the Form 10-K Report of
        Broad National Bancorporation for the year ended December 31, 1996 and incorporated herein by reference).
 10.29 1996 Broad National Bancorporation Directors Non-Statutory Stock Option
        Plan for directors adopted on December 19, 1996 (filed as Exhibit 10.29 to the Form 10-K Report of Broad National Bancorporation for the year ended December 31, 1996 and incorporated herein by reference).
 10.30 Broad National Bank Long-Term Capital Accumulation Plan for certain employees adopted on October 19, 1995 (filed as Exhibit 10.30 to the Form 10-K Report of Broad National Bancorporation for the year ended
        December 31, 1996 and incorporated herein by reference).
 10.31 Broad National Bank Deferred Compensation Plan for certain employees and directors adopted on October 19, 1995 (filed as Exhibit 10.31 to the Form 10-K Report of Broad National Bancorporation for the year ended
        December 31, 1996 and incorporated herein by reference).
 10.32 Broad National Bank Management Incentive Plan for certain employees adopted on October 19, 1995 (filed as Exhibit 10.32 to the Form 10-K
        Report of Broad National Bancorporation for the year ended December 31,
        1996 and incorporated herein by reference).
 11.1  Statement re Computation of Net Income Per Share.*
 12.1  Statement re Computation of Earnings to Fixed Charges.*
 15.1  Letter of KPMG Peat Marwick LLP re Unaudited Interim Financial
        Information.

 23.1 Consent of KPMG Peat Marwick LLP**
 23.2 Consent of Richards, Layton & Finger (included in Exhibit 5.1).*
 23.3 Consent of Stinson, Mag & Fizzell, P.C. (included in Exhibit 5.2).*
 23.4 Consent of Thacher Proffitt & Wood (included in Exhibit 5.3).*
 24.1 Power of Attorney (included on signature page of original filing).**
 25.1 Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of Bankers Trust Company, as trustee under the Junior
       Subordinated Indenture, the Amended and Restated Trust Agreement and the Guarantee Agreement relating to BNB Capital Trust.*

--------

 * Filed herewith.

** Filed with original filing of this Registration Statement on June 10, 1987.

ITEM 17. UNDERTAKINGS

  Each of the undersigned Registrants hereby undertake:

    (1) That, for purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrants pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is therefore, unenforceable. In the event that a claim for indemnification against liabilities (other than the payment by the registrants of expenses incurred or paid by a director, officer or controlling person of the registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-2 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN NEWARK, NEW JERSEY, AS OF JUNE 24, 1997.

                                          Broad National Bancorporation

                                                  /s/ John A. Dorman
                                          By: _________________________________

                                                    JOHN A. DORMAN

                                               PRESIDENT AND CHIEF OPERATING
                                                       OFFICER

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATE INDICATED.

              SIGNATURE                        TITLE                 DATE

                                       Chairman of the
               *                        Board, Chief            June 24, 1997
-------------------------------------   Executive Officer
           DONALD M. KARP               and Director
                                        (Principal
                                        Executive Officer)

           /s/ James Boyle             Treasurer and
-------------------------------------   Comptroller             June 24, 1997
             JAMES BOYLE                (Principal
                                        Financial and
                                        Accounting Officer)

         /s/ John A. Dorman            Director
-------------------------------------                           June 24, 1997
           JOHN A. DORMAN

                                       Director
               *                                                June 24, 1997
-------------------------------------
            LICINIO CRUZ

                                       Director
               *                                                June 24, 1997
-------------------------------------
           ARTHUR FISCHMAN

                                       Director
               *                                                June 24, 1997
-------------------------------------
          JOHN J. IANNUZZI

              SIGNATURE                         TITLE                DATE

                                        Director
               *                                                June 24, 1997
-------------------------------------
          JAMES J. LAZARUS

                                        Director
               *                                                June 24, 1997
-------------------------------------
          EDWARD J. LENIHAN

                                        Director
               *                                                June 24, 1997
-------------------------------------
          STANLEY J. LESNIK

                                        Director
               *                                                June 24, 1997
-------------------------------------
         CATHERINE MCFARLAND

                                        Director
               *                                                June 24, 1997
-------------------------------------
            LOUIS J. OWEN

                                        Director
               *                                                June 24, 1997
-------------------------------------
         A. HAROLD SCHWARTZ

                                        Director
               *                                                June 24, 1997
-------------------------------------
           HUBERT WILLIAMS

*By: ___________________________

 JAMES BOYLE, ATTORNEY-IN-FACT

                                   SIGNATURE

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE ISSUER TRUST CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-2 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN NEWARK, NEW JERSEY, AS OF JUNE 24, 1997.

                                          BNB Capital Trust

                                              Broad National Bancorporation
                                          By: _________________________________
                                                      AS DEPOSITOR

                                                 /s/ John A. Dorman
                                          By: _________________________________

                                                   JOHN A. DORMAN

                                              PRESIDENT AND CHIEF OPERATING
                                                       OFFICER